SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2018

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                            No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of announcements regarding :

1.          proposed election of directors and supervisors of China Petroleum & Chemical Corporation (the “Registrant”);

2.          proposed amendments to the articles of association and the rules and procedures for the board meetings and proposed establishment of nomination committee of the board of the Registrant;

3.          provision of guarantee for Zhong An United Coal Chemical Co., Ltd.;

4.          annual general meeting for the year 2017 of the Registrant; and

5.          annual results for the year ended December 31, 2017;

Each made by the Registrant on and about March 23, 2018.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 00386)

Proposed Election of Directors of the Seventh Session of the Board and
Supervisors of the Seventh Session of the Board of Supervisors

The tenure of office of the sixth session of the board of directors (the "Board") and the board of supervisors (the "Board of Supervisors") of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) will expire in May 2018. The elections of directors and non-employee representative supervisors are subject to the shareholders’ approval by way of ordinary resolutions at the annual general meeting of Sinopec Corp. for the year 2017 (“2017 AGM”).

Proposed Election of Directors

The following candidates have been nominated for election as directors (“Director Candidates”) of the seventh session of the Board:

Dai Houliang	Executive Director
Li Yunpeng	Non-executive Director
Jiao Fangzheng	Executive Director
Ma Yongsheng	Executive Director
Ling Yiqun	Executive Director
Liu Zhongyun	Executive Director
Li Yong	Non-executive Director
Tang Min	Independent Non-executive Director
Fan Gang	Independent Non-executive Director
Cai Hongbin	Independent Non-executive Director
Ng, Kar Ling Johnny	Independent Non-executive Director
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Details of the Director Candidates:

Dai Houliang, aged 54, Vice Chairman of the Board and the President of Sinopec Corp. Mr. Dai is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman of Board of Directors and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Board of Directors of Yangzi Petrochemical Corporation; in December 2004, he served concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Director, Senior Vice President and CFO of Sinopec Corp.; .; in June 2008, he served as a member of the Leading Party Member Group of China Petrochemical Corporation; in August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Co., Ltd.; in March 2013, he was appointed concurrently as Chairman of Sinopec Catalyst Co., Ltd.; and in May 2009, he was elected as Director and appointed as Senior Vice President of Sinopec Corp. in May 2016, he was appointed as the President and Deputy Secretary of the Leading Party Member Group of China Petrochemical Corporation and since August 2016, he was elected as the Vice Chairman of the Board and appointed as President of Sinopec Corp. Mr. Dai is an alternate member of the 19th Central Committee of the Communist Party of China.
Li Yunpeng, aged 59, Director of Sinopec Corp. Mr. Li is a senior administration engineer with a master degree in engineering. In January 1998, he was appointed as deputy General Manager of Executive Division of China Ocean Shipping (Group) Company ("COSCO"); in September 1998, he served as Deputy Secretary of Discipline Inspection Committee, Director of Supervision Office and concurrently served as General Manager of Supervision Division of COSCO; in November 1999, he was appointed as General Manager of Human Resource Division of COSCO; and in September 2000, he served as Head of Organization Department of COSCO ; in December 2000, he was appointed as Secretary of Communist Youth League Committee of COSCO; in April 2003, he was appointed as Assistant President of COSCO; in April 2004, he served as a member of the Leading Party Member Group and Team Leader of the Discipline Inspection Group of CPC Leading Group of COSCO; in December 2011, he was appointed as Executive Vice President and a member of the Leading Party Member Group of COSCO; in June 2013, he served as President and a member of the Leading Party Member Group of COSCO; in July 2013, he served as Director of COSCO; and in February 2017, Mr. Li was appointed as Deputy Secretary of the Leading Party Member Group and Vice President of China Petrochemical Corporation. In June 2017, he was elected as Director of Sinopec Corp.
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Jiao Fangzheng, aged 55, Director and Senior Vice President of Sinopec Corp. Mr. Jiao is a professor level senior engineer with a Ph.D. degree. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Production Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in October 2006, he was appointed as Vice President of Sinopec Corp. in July 2010, he was appointed as the Director General of Sinopec Exploration & Production Department; in July 2014, he was appointed as Member of the Leading Party Member Group and Vice President of China Petrochemical Corporation; in September 2014, he was elected concurrently as Chairman of Board of Directors of Sinopec Oilfield Service Corporation and Vice Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; and in May 2015, he was elected as Director and appointed as Senior Vice President of Sinopec Corp.
Ma Yongsheng, aged 56, Director and Senior Vice President of Sinopec Corp. Mr. Ma is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. In April 2002, he was appointed as Chief Geologist of Sinopec Southern Exploration and Production Company; in April 2006, he was appointed as Executive Deputy Manager (in charge of overall management), Chief Geologist of Sinopec Southern Exploration and Production Company; in January 2007, he was appointed as Manager and Party Secretary of CPC Committee of Sinopec Southern Exploration and Production Company; in March 2007, he served as General Manager and Deputy Party Secretary of CPC Committee of Sinopec Exploration Company; in May 2007, he was appointed as Deputy Commander of Sichuan-East China Gas Transmission Construction Project Headquarter of Sinopec Corp., General Manager and Deputy Secretary of CPC Committee of Sinopec Exploration Company; in May 2008, he was appointed as Deputy Director General of Exploration and Production Department of Sinopec Corp. (Director General Level) and Deputy Commander of Sichuan-East China Gas Transmission Construction Project Headquarter; in July 2010, he served as Deputy Chief Geologist of Sinopec Corp.; in August 2013, he was appointed as Chief Geologist of Sinopec Corp.; in December 2015, he served as Vice President of China Petrochemical Corporation and appointed as Senior Vice President of Sinopec Corp.; in January 2017, he was appointed as Member of the Leading Party Member Group of China Petrochemical Corporation. In February 2016, he was elected as Director of Sinopec Corp. Mr. Ma is a member of the 13th National Committee of the Chinese People's Political Consultative Conference.
Ling Yiqun, aged 55, Senior Vice President of Sinopec Corp. Mr. Ling is a professor level senior engineer with a Ph.D. degree. From 1983, he worked in the refinery of
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Beijing Yanshan Petrochemical Company and the Refining Department of Beijing Yanshan Petrochemical Company Ltd. In February 2000, he was appointed as the Deputy Director General of Refining Department of Sinopec Corp.; in June 2003, he was appointed as the Director General of Refining Department of Sinopec Corp.; in July 2010, he was appointed as Vice President of Sinopec Corp; in May 2012, he was appointed as Executive Director, President and Secretary of CPC Committee of Sinopec Refinery Product Sales Company Limited; in August 2013, he was appointed as the President of Sinopec Qilu Company; in December 2016, he was elected concurrently as Chairman of Board of Directors of Sinopec Engineering(Group) Co., Ltd.; in March 2017, he was appointed as Vice President of China Petrochemical Corporation and in February 2018, he was appointed as Senior Vice President of Sinopec Corp.
Liu Zhongyun, aged 55, Senior Vice President of Sinopec Corp. Mr. Liu is a professor level senior engineer with a Ph.D. in engineering. In December 2002, he was appointed as a standing committee member of CPC Committee and Director of Organisation Department of Shengli Petroleum Administration Bureau; in November 2004, he was appointed as Deputy Secretary of CPC Committee of Shengli Petroleum Administration Bureau; in December 2005, he was appointed as Manager of Sinopec Shengli Oilfield Branch; in December 2008, he was appointed as Secretary of CPC Committee of Sinopec International Petroleum Exploration and Production Corporation; in July 2010, he was appointed as General Manager of Sinopec Northwest Oilfield Company, Director General of Northwest Petroleum Bureau under China Petrochemical Corporation. Since August 2014, Mr. Liu has acted as Assistant to President and Director General of HR Department of China Petrochemical Corporation, and in May 2015, he was elected as Supervisor of Sinopec Corp.; in March 2017, he was appointed as Vice President of China Petrochemical Corporation; in February 2018, he resigned as Supervisor of Sinopec Corp.; in February 2018, he was appointed as Senior Vice President of Sinopec Corp.
Li Yong, aged 54, a senior engineer with a Master's degree. In April 2003, he was appointed as Deputy General Manager of Tianjin Branch of China National Offshore Oil Corporation (China) Limited; in October 2005, he was appointed as the Executive Vice President of China Oilfield Services Limited; in April 2009, he was appointed as President of China Oilfield Services Limited; in September 2010, he was appointed as Chief Executive Officer and President of China Oilfield Services Limited; in July 2012, he was appointed as the Chief Executive Officer, President and Secretary of CPC Committee of China Oilfield Services Limited; in June 2016, he was appointed as Assistant President of China National Offshore Oil Corporation and the Executive Vice President of China National Offshore Oil Corporation Limited, as well as the Chief Director (General Manager) and Secretary of CPC Committee of China National Offshore Oil Corporation Bohai Petroleum Administration Bureau (China National Offshore Oil Corporation (China) Limited Tianjin Branch) ; in March 2017, he was appointed as Vice President of China Petrochemical Corporation, and since
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July 2017, he concurrently served as Vice Chairman of Board of Directors, President and Secretary of CPC Committee of Sinopec International Petroleum Exploration and Production Corporation, as well as Chairman of Board of Directors and President of Sinopec International Petroleum Exploration and Production Limited.
Tang Min, aged 64, Independent Non-executive Director of Sinopec Corp. Mr. Tang has a Ph.D. in economics. He presently acts as a Counsellor of the State Council of the PRC and the Executive Vice Chairman of YouChange China Social Entrepreneur Foundation, Independent Director of Minmetals Development Co., Ltd, Origin Agritech Limited and Baoshang Bank Co., Ltd. He has served as economist and senior economist at the Economic Research Centre of the Asian Development Bank between 1989 and 2000; chief economist at the Representative office of the Asian Development Bank in China between 2000 and 2004; deputy representative at the Representative Office of the Asian Development Bank in China between 2004 and 2007 and the deputy secretary-general of the China Development Research Foundation between 2007 and 2010. From May 2015 to the present, he has acted as Independent Director of Sinopec Corp.
Fan Gang, aged 64, Independent Non-executive Director of Sinopec Corp. Mr. Fan has a Ph.D. in economics. He presently acts as Vice President of China Society of Economic Reform, Head of the National Economic Research Institution of China Reform Foundation, President of China Development Institute (Shenzhen) and an economics professor at Peking University. He began to work for Chinese Academy of Social Sciences in 1988, and subsequently served as Director of Editorial Department for the Economic Research Journal between 1992 and 1993 and as Deputy Head of the Institute of Economics of Chinese Academy of Social Sciences between 1994 and 1995. In 1996, he was redesignated to work for China Society of Economic Reform, and subsequently founded the National Economic Research Institution. From 2006 to 2010, and from 2015 to the present, he has served as a member of the Monetary Policy Committee of People’s Bank of China. Mr. Fan is recognised as one of the National Young and Middle-Aged Experts with Outstanding Contributions. From May 2015 to the present, he has acted as Independent Director of Sinopec Corp.
Cai Hongbin, aged 50, dean of Faculty of Business and Economics and Professor of Economics of the University of Hong Kong. Mr. Cai has a Ph.D. degree in Economics. From 1997 to 2005, Mr. Cai taught at University of California, Los Angeles; since 2005, he served as a professor and Ph.D. supervisor in Applied Economics Department at Guanghua School of Management at Peking University, he once served as Director, Assistant to the Dean and Vice Dean of the Applied Economics Department. From December 2010 to January 2017, he served as the dean of Guanghua School of Management at Peking University. In June 2017, he joined the Faculty of Business and Economics of the University of Hong Kong. Professor Cai Hongbin is a member of the 12th National People's Congress and a member of Beijing Municipal Committee of Chinese People's Political Consultative Conference, serving as member of the eleventh Central Committee of China Democratic League,
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deputy Chairman of Beijing Municipal Committee of China Democratic League, and a special auditor of the National Audit Office. Mr. Cai once served as external director of China Petrochemical Corporation, independent directors of China Unicom and China Everbright Bank, etc. Mr. Cai currently serves as independent director of CCB International (Holdings) Ltd. and Rightway Holdings Co., Ltd.
Ng, Kar Ling Johnny, aged 58, currently a practicing certified public accountant in Hong Kong, a practicing auditor and certified public accountant in Macau, a fellow member of the Hong Kong Institute of Certified Public Accountants (FCPA), a fellow member of the Association of Chartered Certified Accountant (FCCA), and a member of the Institute of Chartered Accountants in England and Wales (AICAEW). Mr. Ng obtained a Bachelor’s degree and a Master’s degree in Business Administration from the Chinese University of Hong Kong in 1984 and 1999, respectively. Mr. Ng joined KPMG (Hong Kong) in 1984 and became a Partner in 1996. He acted as a Managing Partner from June 2000 to September 2015 and the Vice Chairman of KPMG (China) from October 2015 to March 2016. Mr. Ng currently serves as Independent Non-executive Director and Chairman of the audit committee of China Vanke Co., Ltd.
Other than disclosed above, none of the above Director Candidates has served as directors of other listed companies in the past three years and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this announcement, apart from 13,000 A shares of Sinopec Corp. held by Mr. Ling Yiqun, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission, or stock exchanges or any other government authority.
Each of the Director Candidates listed above, once elected at the 2017 AGM, will enter into a service contract with Sinopec Corp. Pursuant to the provisions in the relevant service contracts, the term of each of the director shall start from the date when his appointment is approved by the 2017 AGM to the date when the term of the seventh session of the Board expires, and the remunerations for the services provided by executive directors under their service contracts will be determined according to relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remunerations will consist of a base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the respective employee and also performance of Sinopec Corp. as a whole. The emolument for services provided by independent non-executive director under the service contract is RMB350,000 per year (before tax). The non-executive directors will not receive remunerations from Sinopec Corp. Sinopec Corp. will disclose in its annual report the remunerations obtained by the relevant directors of Sinopec Corp. during the relevant reporting period.
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Other than those disclosed herein, there are no other matters in relation to the above Director Candidates which should be disclosed to the shareholders of Sinopec Corp. or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").
Proposed Election of Supervisors
The following persons have been nominated for election as the non-employee representative supervisors (“Supervisor Candidates”) of the seventh session of the Board of Supervisors:
Zhao Dong	External Supervisor
Jiang Zhenying	External Supervisor
Yang Changjiang	External Supervisor
Zhang Baolong	External Supervisor
Zou Huiping	Internal Supervisor

Details of the Supervisor Candidates:
Zhao Dong, aged 47, Chairman of Board of Supervisors of Sinopec Corp. Mr. Zhao is a professor-level senior accountant with a doctor’s degree. In July 2002, he was appointed as chief accountant and manager of financial assets department of CNPC International (Nile) Ltd.; in January 2005, he was appointed as deputy chief accountant and executive deputy director of financial and capital operation department of China National Oil and Gas Exploration and Development Corporation; in April 2005, he was appointed as deputy chief accountant and manager of financial and capital operation department of China National Oil and Gas Exploration and Development Corporation; in June 2008, he was appointed as chief accountant of China National Oil and Gas Exploration and Development Corporation; in October 2009, he was appointed as chief accountant of China National Oil and Gas Exploration and Development Corporation and chief financial officer of PetroChina International Investment Company Limited; in September 2012, he was appointed as vice general manager of CNPC Nile Company and in August 2013, he served as general manager of CNPC Nile Company; in November 2015, he was appointed as chief financial officer of PetroChina Company Limited. He has been a member of the Leading Party Member Group and chief accountant of China Petrochemical Corporation since November 2016; in June 2017, he was elected as Chairman of Board of Supervisors of Sinopec Corp.
Jiang Zhenying, aged 53, Employee-representative Supervisor of Sinopec Corp. Mr. Jiang is a professor level senior economist with a doctor degree. In December 1998, he was appointed as the Vice President of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the Deputy Director
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General of Sinopec Procurement Management Department; in December 2001, he was appointed as the Director General of Sinopec Procurement Management Department and in November 2005 he concurrently held the positions of Chairman of Board of Directors, President and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the Director General (General Manager), Executive Director and Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd.); in April 2010, he was appointed as the Director General (General Manager), Executive Director and Deputy Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd); in November 2014, he was appointed as Director General of Safety Supervisory Department of Sinopec Corp.; in May 2017, he was appointed as Deputy Director of the Leading Group Office of Party Inspection Work of China Petrochemical Corporation and the leader of overseas enterprises inspection group; and since December 2010, he was elected as the Employee-representative Supervisor of Sinopec Corp.
Yang Changjiang, aged 58, Director General of Party Affairs and Employee Relations Department (Leading Party Member Group Office), Deputy Secretary of the CPC Committee directly under China Petrochemical Corporation, Deputy Director General of Working Committee of Labour Union, and Deputy Director of the Youth Working Committee of China Petrochemical Corporation. Mr. Yang is a professor-level senior administration engineer with a Master's degree. In October 2007, he was appointed as a standing committee member of CPC Committee of Shengli Petroleum Administration Bureau; in April 2009, he was appointed as Deputy Secretary of CPC Committee and Secretary of Discipline Inspection Committee of Shengli Petroleum Administration Bureau, as well as a standing committee member of CPC Committee of Dongying City, Shandong Province; in December 2012, he was appointed as Secretary of CPC Committee and Deputy Director of Southwest Petroleum Bureau, Deputy General Manager of Sinopec Southwest Oil & Gas Company and a member of the Coordination Committee of Sinopec Southwest Petroleum Bureau, Sinopec Southwest Oil & Gas Company and Sinopec Southern Exploration Company; in December 2016, he was appointed as Secretary of CPC Committee and Deputy Director General of Shengli Petroleum Administration Bureau, and Deputy General Manager of Shengli Oilfield Company; in October 2017, he was appointed as Secretary of CPC Committee and Deputy General Manager of Shengli Petroleum Administration Bureau Co., Ltd., and Deputy General Manager of Sinopec Shengli Oilfield Company. Since March 2018, he has served as Director General of Party Affairs and Employee Relations Department (Leading Party Member Group Office), Deputy Secretary of the CPC Committee directly under China Petrochemical Corporation, Deputy Director General of Working Committee of Labour Union, and Deputy Director of the Youth Working Committee of China Petrochemical Corporation.
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Zhang Baolong, aged 58, General Manager and Secretary of CPC Committee of Sinopec Finance Co., Ltd. Mr. Zhang is a professor-level senior economist with a Master's degree. In July 1995, he served as General Manager of Hong Kong Century Bright Capital Investment Limited; in August 1996, he served as Deputy General Manager of Sinopec Finance Co., Ltd.; in December 2001, he was appointed as Deputy General Manager and Chief Accountant of China International United Petroleum & Chemicals Co., Ltd.; in August 2004, he was appointed as Secretary of Disciplinary Inspection Committee of China International United Petroleum & Chemicals Co., Ltd.; since March 2006, he has served as General Manager and Secretary of CPC Committee of Sinopec Finance Co., Ltd.
Zou Huiping, aged 57, Supervisor of Sinopec Corp. Mr. Zou is a professor level senior accountant with a university diploma. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp.; and in May 2006, he was elected as Supervisor of Sinopec Corp.
Other than disclosed above, none of the above Supervisor Candidates has served as directors of other listed companies in the past three years and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this announcement, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the candidates has received any regulatory sanction imposed by the China Securities Regulatory Commission, stock exchanges or any other government authority.
Each of the above Supervisor Candidates once approved at the 2017 AGM, will enter into a service contract with Sinopec Corp. Pursuant to the provisions in the relevant service contracts, the term of each of the Supervisors shall start from the date on which his appointment is approved by the 2017 AGM to the date when the term of the seventh session of the Board of Supervisors expires, and the remunerations for the services provided by the internal supervisors will be determined according to relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remunerations will consist of a base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the relevant employee and performance of Sinopec Corp. as a whole. The external supervisors will not receive remunerations from Sinopec Corp.
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Sinopec Corp. will disclose in its annual report the remunerations obtained by the relevant supervisors of Sinopec Corp. during the relevant reporting period.
Other than those disclosed herein, there are no other matters in relation to the above Supervisors Candidates which should be disclosed to the shareholders of Sinopec Corp., or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
23 March 2018

As of the date of this announcement, directors of the Company are: Dai Houliang# , Li Yunpeng*, Jiao Fangzheng# , Ma Yongsheng# , Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

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Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 00386)

Proposed Amendments to the Articles of Association and the Rules and Procedures for the Board Meetings
and
Proposed Establishment of Nomination Committee of the Board

Proposed amendments to the Articles of Association and the Rules and Procedures for the Board Meetings

In order to further enhance corporate governance and satisfy business expansion needs of the Company, and taking into account actual circumstance of the Company, the board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp." or the "Company") proposes to amend the articles of association of the Company (the "Articles of Association") and its appendix the Rules and Procedures for the Board of Directors' Meetings of Sinopec Corp. (the "Rules and Procedures for the Board Meetings") (together, the "Amendments").

The 17th meeting of the sixth session of the Board was held on 23 March 2018 and the resolutions in relation to the Amendments to the Articles of Association and the Amendments to the Rules and Procedures for the Board Meetings were reviewed and approved. The Board proposes to amend the Articles of Association and Rules and Procedures for the Board Meetings as follows:

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1.	Article 13 of the Articles of Association

The current Article 13:

"The Company's scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company’s scope of business includes: the production, storage, pipeline transportation, land transportation, water transportation and sale of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.), heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing (for subsidiaries only) of gasoline, kerosene and diesel oil; the production, storage, transportation and sale of natural gas chemicals and coal chemicals; sale of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; operation of LPG station, sale of CNG, LNG, LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; manufacturing of equipment, tools, instruments and gauges in petroleum drilling and production; purchase and sale of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; production and sale of electricity, steam, water and industrial gases; wholesaling of farm, forestry and pasture products; operation of general merchandise convenience stores; wholesaling and retailing of knitted garments and housewares; wholesaling and retailing of cultural and sports goods and equipment; sale of food, beverages and tobacco products; wholesaling and retailing of pharmaceuticals and medical devices; retailing of automobiles, motorcycles and components; repair and maintenance of and technical training for automobiles and motorcycles; wholesaling and retailing of machineries, hardware products, electronic products and household appliances; retailing of furniture and materials for indoor decoration; stalls, no-store sale and other forms of retail business; general merchandise retail; accommodation and catering services; manufacturing of food and food additives; residents´ services; transportation agency services; warehousing; operation of self-owned properties; leasing of natural gas storage facility; leasing of houses, working places, vehicles and equipment; lease of machineries; media, advertising and acting as commission agent; insurance brokerage and agency services; financial trust and management services; E-commerce; self-operation of and acting as agency for the import and export of various commodities and technologies

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other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.”

is hereby proposed to be amended as follows:

"The Company's scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company’s scope of business includes: the production, storage, pipeline transportation, land transportation, water transportation and sale of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.), heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing (for subsidiaries only) of gasoline, kerosene and diesel oil; the production, storage, transportation and sale of natural gas chemicals and coal chemicals; sale of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; operation of LPG station, sale of CNG, LNG, LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; manufacturing of equipment, tools, instruments and gauges in petroleum drilling and production; purchase and sale of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; production and sale of electricity, steam, water and industrial gases; wholesaling of farm, forestry and pasture products; operation of general merchandise convenience stores; wholesaling and retailing of knitted garments and housewares; wholesaling and retailing of cultural and sports goods and equipment; sale of food, beverages and tobacco products; wholesaling and retailing of pharmaceuticals and medical devices; retailing of automobiles, motorcycles and components; repair and maintenance of and technical training for automobiles and motorcycles; wholesaling and retailing of machineries, hardware products, electronic products and household appliances; retailing of furniture and materials for indoor decoration; stalls, no-store sale and other forms of retail business; general merchandise retail; accommodation and catering services; manufacturing of food and food additives; residents´ services; transportation agency services; warehousing; operation of self-owned properties; leasing of natural gas storage facility;

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leasing of houses, working places, vehicles and equipment; lease of machineries; media, advertising and acting as commission agent; insurance brokerage and agency services; financial trust and management services; E-commerce; self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects; railway transportation; auxiliary operations for coastal engineering, port operations, oil spill emergency response, security protection, vessel pollution cleaning operations; quality inspection technical services in professional technical service industry, environment and ecology monitoring and testing services; edible salt production, wholesale, retail; exploration and development of shale gas, coalbed methane, shale oil, natural gas hydrate and other resources, storage and shipment, pipeline transportation and sale; gas-fired power generation and power supply; installation and maintenance of power facilities, power technology development and services."

2.	Article 72 of the Articles of Association

The current Article 72:

“The Company's board of directors, independent directors and shareholders who meet the relevant requirements may collect from other shareholders of the Company the rights to vote in a shareholders' general meeting. The collection of voting rights shall be without consideration with sufficient disclosure of information to the shareholders from whom voting rights are being collected.”

is hereby proposed to be amended as follows:

“The Company's board of directors, independent directors and shareholders who meet the relevant requirements may collect from other shareholders of the Company the rights to vote in a shareholders' general meeting. The collection of voting rights shall be without consideration with sufficient disclosure of information to the shareholders from whom voting rights are being collected. The Company does not set a minimum shareholding limit on the collection of voting rights.”

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3.	Article 13 of the Rules and Procedures for the Board Meetings

The current Article 13:

“The board of directors shall establish strategic decision-making sub-committee, auditing sub-committee, remuneration and evaluation sub-committee and other special committees who shall be accountable to the board of directors. These special committees shall conduct research on specific matters and provide opinions and suggestions on these matters to the board of directors for the reference.

Members of the special committees shall be directors of the Company. The majority of the membership of the auditing sub-committee, and remuneration and evaluation sub-committee shall consist of the independent directors, who shall also act as convenors. The auditing sub-committee shall have at least one independent director who is also an accounting professional.”

is hereby proposed to be amended as follows:

“The board of directors shall establish strategic decision-making sub-committee, auditing sub-committee, remuneration and evaluation sub-committee, nomination sub-committee and social responsibility management sub-committee, and other special committees who shall be accountable to the board of directors. These special committees shall conduct research on specific matters and provide opinions and suggestions on these matters to the board of directors for the reference.

Members of the special committees shall be directors of the Company. The majority of the membership of the auditing sub-committee, and remuneration and evaluation sub-committee shall consist of the independent directors, who shall also act as convenors. The auditing sub-committee shall have at least one independent director who is also an accounting professional; independent directors shall be the majority in the nomination sub-committee, and the chairman or an independent director shall be the convener.”

5

4.	Proposes to include two new articles in Chapter 3 (Composition of the Board of Directors and its Subordinated Offices) of the Rules and Procedures for the Board Meetings

The Company proposes to include two new articles in Chapter 3 (Composition of the Board of Directors and its Subordinated Offices) of the Rules and Procedures for the Board Meetings:

“Article 17  The main responsibilities of the nomination committee shall be:
(1)	to provide suggestions to the Board on the Board's size and composition, based on the Company's operational activities, assets and shareholding structure;
(2)	to study the standards and procedures for selecting directors and senior management, and to provide suggestions to the Board;
(3)
to search for qualified candidates extensively in both domestic and overseas talent markets and within the Company, assess the candidates for directors and President as well as for Senior Vice Presidents, Chief Financial Officer and Vice Presidents proposed by the President, and for the Board secretary proposed by the Chairman, and to provide suggestions to the Board.

Article 18 The main responsibilities of the social responsibility management committee shall be:
(1)	to study the policies, governance, strategies and plans of the Company's social responsibility management, and to provide suggestions to the Board;
(2)	to review the Company's annual social responsibility plan and external donation plan;
(3)	to review the implementation of the Company's annual social responsibilities as well as the sustainable development report.”
The existing Article 17 and subsequent articles of the Rules and Procedures for the Board Meetings shall be renumbered accordingly. The number of the articles of the Rules and Procedures for the Board Meetings will be increased from 50 to 52.

6

Proposed Establishment of Nomination Committee of the Board

In order to further enhance corporate governance and to comply with the Code of Corporate Governance for Listed Companies, Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and other regulatory rules of the domestic and international exchanges where the Company is listed, taking into account actual circumstance of the Company, the Company proposes to establish a nomination committee of the Board.

General

The Amendments and establishment of the Nomination Committee are subject to the approvals at the annual general meeting for the year 2017 of the Company (the “AGM”). A circular containing, among other things, details of the proposed Amendments and establishment of the Nomination Committee together with a notice of the AGM, will be dispatched to the holders of H shares of Sinopec Corp. in due course.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board

Beijing, PRC
23 March 2018

As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng*, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Yan Yan+, Tang Min+ and Fan Gang+.

#	Executive Director

*	Non-executive Director

+	Independent Non-executive Director

7

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化

SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Announcement on Provision of Guarantee for Zhong An United Coal Chemical Co., Ltd.
by China Petroleum & Chemical Corporation

The Company and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Pursuant to the Listing Rules, the Guarantee does not constitute a notifiable transaction or a connected transaction of the Company.

1

Important Notice
●	Guaranteed Party：Zhong An United
●
The amount of the Guarantee and the balance of the guarantee actually provided: The Guarantee to be provided by the Company for Zhong An United shall cover a principal amount of no more than RMB7.1 billion, the interests accrued thereon and relevant fees as agreed in the guarantee contract. As of the date of this announcement, the balance of the guarantee amount provided by Great Wall Energy to Zhong An United is RMB940 million.

●	Counter-guarantee: None
●	Aggregated amount of overdue external guarantees: None

1.	Definitions

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

Guarantee
Sinopec Corp. provides a joint liability guarantee to Zhong An United in proportion to its indirect shareholding in Zhong An United through Great Wall Energy to secure the financing of Zhong An United Coal Chemical Project

Company or Sinopec Corp.	China Petroleum & Chemical Corporation

Zhong An United	Zhong An United Coal Chemical Co., Ltd.

Zhong An United Coal Chemical Project
Coal to methanol and olefin conversion projects constructed and operated by Zhong An United, including coal to methanol project and methanol deep processing project, and relevant supporting facilities and ancillary facilities

Wanbei Coal & Electricity	Wanbei Coal & Electrical Group Co., Ltd. of Anhui Province
2

Great Wall Energy	Sinopec Great Wall Energy and Chemical Co., Ltd.

Bank Syndicate/Creditor	a bank syndicate group formed by BOC as the lead bank

BOC	Bank of China Limited Anhui Branch

RMB	Renminbi, the lawful currency of the People's Republic of China

2.	Overview of the Guarantee

(1)	Background information

Zhong An United has applied financing for Zhong An United Coal Chemical Project from the Bank Syndicate in the amount of no more than RMB14.2 billion. The Bank Syndicate requires the shareholders of Zhong An United, i.e. Wanbei Coal & Electricity (with a direct shareholding of 50% in Zhong An United) and Sinopec Corp. (with an indirect shareholding of 50% in Zhong An United through Great Wall Energy), to provide the joint liability guarantee in proportion to their respective shareholdings in Zhong An United. The Company proposes to provide a joint liability guarantee to Zhong An United (the guaranteed party) in proportion to its indirect shareholding in Zhong An United through Great Wall Energy to secure the financing from the Creditor. The amount of the Guarantee shall cover a principal amount of no more than RMB7.1 billion, the interests accrued thereon and relevant fees as agreed in the guarantee contract.

(2)	Internal decision-making process for the Guarantee

The Proposal on Provision of Guarantee for the Bank Syndicate Financing of Zhong An United Coal Chemical Project was considered and approved at the 17th meeting of the sixth session of the board of directors of the Company (the "Board") convened on 23 March 2018, where all the directors of the Company unanimously agreed to the provision by Sinopec Corp. of a joint liability Guarantee for Zhong An United Coal Chemical Project in proportion to its shareholding in Zhong An United.

3.	General Information of the Guaranteed Party

(1)	General information of the guaranteed party

Name: Zhong An United Coal Chemical Co., Ltd.

Address: Jingliu Road, Coal Chemical Industry Avenue, Panji District, Huainan City.
3

Legal Representative: Gong Naiqin

Scope of Business: development, production, storage, transportation and sales of coal and coal chemical products (excluding hazardous chemicals and monitoring products); coal mining and coal chemical machinery equipment sales and related import and export business, coal and coal chemical machinery, equipment manufacturing, installation (excluding special equipment), procurement and sales of coal and coal chemical raw and auxiliary materials (excluding hazardous chemicals and monitoring products), equipment and parts; technology and information, R&D, application and consulting services of alternative energy products, sales of general merchandise; import and export business of the above goods and technologies and relevant agent business.

Below are the latest financial information of Zhong An United for the preceding year and the 2 months ended 28 February 2018, without significant contingent event affecting the credit of Zhong An United:
Unit：RMB100 million
Item	At 31 December 2017 （audited）	At 28 February 2018 (unaudited)
Total assets	152.04	155.98
Total liabilities	85.20	89.97
Total bank loans	69.23	77.88
Total current liabilities	33.18	32.47
Net assets	66.84	66.01
Item	a year ended 31 December 2017 （audited）	2 months ended 28 February 2018 (unaudited)
Operating income	0.74	0.73
Net profit	(2.46)	(0.87)
4

(2)	Relationship between the guaranteed party and the Company
As at the date of this announcement, each of Great Wall Energy and Wanbei Coal & Electricity holds 50% of shareholdings of Zhong An United respectively. Great Wall Energy is the wholly-owned subsidiary of the Company and the Company indirectly holds 50% of shareholdings of Zhong An United through Great Wall Energy.

4.	Key Terms to be included the Guarantee Contract

1)	Type of Guarantee: joint liability guarantee.
2)	Guarantee amount covers a principal amount of no more than RMB7.1 billion, the interests accrued thereon and relevant fees as agreed in the guarantee contract.
3)	Term of Guarantee: two years commencing from the expiry date of the performance period of the guaranteed debt.
4)	There is no counter-guarantee.

The Company has not yet entered into formal guarantee contract in relation to the Guarantee.

5.	Opinions of the Board

The Proposal on Provision of Guarantee for the Bank Syndicate Financing of Zhong An United Coal Chemical Project was considered and approved at the 17th meeting of the sixth session of the Board. The Board considered relevant circumstances comprehensively and was of the view that Zhong An United has capacity to repay the debt due and the risk of the Guarantee is controllable. The guarantee is in line with the operating needs of the Company. The Board unanimously agreed to the provision of a joint liability Guarantee by Sinopec Corp. for the financing of Zhong An United Coal Chemical Project in proportion to its shareholding in Zhong An United. The Guarantee to be provided by the Company shall cover a principal amount of no more than RMB7.1 billion, the interests accrued thereon and relevant fees as agreed in the guarantee contract. The term of the guarantee is two years commencing from the expiry date of the performance period of the guaranteed debt. The Board also authorised the Chief Financial Officer of the Company to execute relevant documents.

5

6.	Aggregated Amount of External Guarantees and Amount of Overdue External Guarantees

As of 28 February 2018, the balance of the external guarantees provided by the Company and its subsidiaries was RMB23.333 billion, and the guarantees provided by the Company to its subsidiaries was RMB23.102 billion, representing 3.21% and 3.18% of the latest audited net assets of the Company (at 31 December 2017) respectively. There are no overdue external guarantees.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC
23 March 2018
As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng*, Jiao Fangzheng# , Ma Yongsheng# , Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+  and Fan Gang+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

6

Announcement 4
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2017

NOTICE IS HEREBY GIVEN that the annual general meeting (“Annual General Meeting” or “AGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) for the year 2017 will be held at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on Tuesday, 15 May 2018 at 9:00 a.m.

Resolutions to be considered and approved at the Annual General Meeting

By way of non-cumulative voting:

1.	To consider and approve the Report of the Sixth Session of the Board of Directors of Sinopec Corp. (the “Board”) (including the Report of the Board of Directors for 2017).

2.	To consider and approve the Report of the Sixth Session of the Board of Supervisors of Sinopec Corp. (including the Report of the Board of Supervisors for 2017).

3.	To consider and approve the audited financial reports of Sinopec Corp. for the year ended 31 December 2017 prepared by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers.

4.	To consider and approve the profit distribution plan for the year ended 31 December 2017.

It is proposed to the shareholders at the Annual General Meeting to consider and approve the distribution of a final dividend of RMB0.40 (tax inclusive) per share held by the shareholders on the relevant record date, combining with the interim dividend of RMB0.10 (tax inclusive) per share which has been declared and distributed by the Company, the annual cash dividend will be RMB0.50 (tax inclusive) per share for the year 2017.

5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2018.

6.
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the external auditors of Sinopec Corp. for the year 2018, and to authorise the Board to determine their remunerations.

7.
To consider and approve service contracts between Sinopec Corp. and directors of the Seventh Session of the Board (including emoluments provisions), and service contracts between Sinopec Corp. and supervisors of the Seventh Session of the Board of Supervisors (including emoluments provisions).

8.
To approve the proposed amendments to the articles of association of Sinopec Corp. (“Articles of Association”) and authorise the secretary to the Board, on behalf of Sinopec Corp., to deal with all the procedural requirements such as applications, approvals, registrations and filings in relation to such proposed amendments (including cosmetic amendments as requested by the relevant regulatory authorities).

9.
To approve the proposed amendments to the rules and procedures for the Board meetings and authorise the secretary to the Board, on behalf of Sinopec Corp., to deal with all the procedural requirements such as applications, approvals, registrations and filings in relation to such proposed amendments (including cosmetic amendments as requested by the relevant regulatory authorities).

10.	To consider and approve the establishment of the board committee under the Board of Sinopec Corp.

11.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s):

A proposal will be submitted to the AGM for granting a general and unconditional mandate to the Board (or Director(s) authorised by the Board) to determine, within the extent of the amount of bonds that may be issued, the matters relating to the issuance of debt financing instruments, including (but not limited to) determining the actual amount to be issued, interest rate, term, target of issuance and use of proceeds of the relevant debt financing instruments and the preparation, signing and disclosure of all necessary documents. The relevant debt financing instruments include but not limited to RMB or foreign currency denominated debt financing instruments, such as short-term debentures, super-short term debentures, medium term notes, corporate bonds, offshore market RMB bonds and foreign currency bonds, etc.

Subject to authorisation by the AGM, the Board will in turn authorise the Chairman and/or President and/or a Director designated by the Chairman to carry out the above matters of issuance.

From the date of authorisation by the annual general meeting of the Company for 2016 up to 26 March 2018, the Company has not used such authorisation to issue debt financing instrument.

This resolution will expire at the conclusion of the 2018 annual general meeting of Sinopec Corp.

12.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.:

Pursuant to the relevant requirements in Article 95 of the Articles of Association and the Hong Kong Listing Rules, if approval has been granted by way of a special resolution in a general meeting of the Company, the Company may issue domestic shares (A Shares) and offshore listed foreign shares (H Shares) separately or jointly (the “Relevant Issuance”) at a 12-month interval and the number of A Shares and H Shares intended to be issued will not exceed 20% of the outstanding shares in issue for each class of such shares without convening a class general meeting by the Company to seek approval for the Relevant Issuance.

On 28 June 2017, the annual general meeting of the Company for 2016 had approved the granting of a general mandate to the Board (or a director authorised by the Board) of the Company to issue domestic shares and/or offshore listed foreign shares of the Company. From the date of granting of the mandate by the annual general meeting up to 26 March 2018, the Company has not used such mandate to issue shares.

In order to grant discretion to the Board on the flexibility of issuance of new shares, it is proposed to the shareholders at the Annual General Meeting, to grant the general mandate to issue new domestic shares of the Company (“A Shares”) and overseas-listed foreign shares of the Company (“H Shares”) by way of special resolution (“General Mandate”).

(1)
To authorise the Board (or the directors authorised by the Board) to allot, issue and deal with shares or securities convertible into such shares, options, warrants or similar rights to subscribe for any A Shares or H Shares in the Company (“Similar Rights”) not exceeding 20% of the existing A Share and H Shares in issue at the time when this resolution is passed at the Annual General Meeting. However, notwithstanding the obtaining of the general mandate by the Board, any issue of A Shares needs shareholders’ approval at a general meeting in accordance with the relevant laws and regulations of the People’s Republic of China (“PRC”).

(2)
Subject to paragraphs (3) and (4) and pursuant to the PRC Company Law and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the Board (or the directors authorised by the Board) of all the powers of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with A Shares and/or H Shares or Similar Rights and to determine the terms and conditions for the allotment and issuance of new shares or Similar Rights including the following terms:

(a)	class and number of new shares to be issued;

(b)	price determination method of new shares and/or issue price (including price range);

(c)	the starting and closing dates for the issue;

(d)	class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of offers, agreements, options , convertible rights or Similar Rights which might require the exercise of such powers.

(3)
The aggregate nominal amount of new A Shares and H Shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) pursuant to the approval in paragraph (2), otherwise than pursuant to issue of shares by conversion of the surplus reserve into share capital in accordance with the PRC Company Law and the Articles of Association, shall not exceed 20% of each class of the existing A Shares and H Shares in issue at the time when this resolution is passed at the Annual General Meeting.

(4)
In exercising the powers granted in paragraph (2), the Board (or the directors authorised by the Board) must (i) comply with the PRC Company Law and the relevant regulatory stipulations (as amended from time to time) of the places where Sinopec Corp. is listed; and (ii) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)
The Board (or the directors authorised by the Board), subject to the approval of the relevant authorities of the PRC and in accordance with the PRC Company Law, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (2) above.

(6)
To authorise the Board (or the directors authorised by the Board) to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

(7)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) is hereby authorised to make appropriate and necessary amendments to the Articles of Association after completion of the allotment and issuance of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this General Mandate.

(8)	The above general mandate will be granted from the date of passing this special resolution at the AGM and will expire on the earliest among (“Relevant Period”):

(i)	the conclusion of the next annual general meeting of Sinopec Corp.;

(ii)	twelve months from the date of passing this resolution at the AGM; and

(iii)	the revocation or variation of the General Mandate granted under this resolution by special resolution of the shareholders in a general meeting.

except where the Board has resolved to make or grant of offers, agreements, options, convertible rights or other Similar Rights during the Relevant Period and such offers, agreements, options, convertible rights or other Similar Rights are to be continued or implemented after the Relevant Period.

By way of cumulative voting

13.	To elect the directors of the Board (not including independent non-executive directors).

13.1	Dai Houliang

13.2	Li Yunpeng

13.3	Jiao Fangzheng

13.4	Ma Yongsheng

13.5	Ling Yiqun

13.6	Liu Zhongyun

13.7	Li Yong

14.	To elect the independent non-executive directors of the Board.

14.1	Tang Min

14.2	Fan Gang

14.3	Cai Hongbin

14.4	Ng, Kar Ling Johnny

15.	To elect the supervisors (not including empolyee representive supervisors of the Company)

15.1	Zhao Dong

15.2	Jiang Zhenying

15.3	Yang Changjiang

15.4	Zhang Baolong

15.5	Zou Huiping

Resolutions 8, 9, 11, 12 are special resolutions.

Details of the resolutions are included in the circular to be dispatched to the shareholders of H shares and are also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn.) and the website of the Stock Exchange of Hong Kong Limited (http:// www.hkexnews.hk).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC

26 March 2018

Notes:

I.	Attendees of Annual General Meeting

1.	Eligibility for attending the Annual General Meeting

Holders of A Shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 13 April 2018 are eligible to attend the Annual General Meeting. Holders of H Shares who wish to attend the Annual General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (the address is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30
p.m. on Friday, 13 April 2018.

2.	Proxy

(1)
A member eligible to attend and vote at Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(2)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. not less than 24 hours before the designated time for holding the Annual General Meeting (i.e. before 9:00 a.m. 14 May 2018 Hong Kong time). Holders of A Shares shall deliver the relevant document(s) to Sinopec Corp. Board Secretariat (the address is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC). Holder(s) of H Shares shall deliver the relevant document(s) to the Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong).

(4)	Shareholders or their proxies may exercise the right to vote by poll.

3.	The directors, supervisors and senior management of Sinopec Corp.

4.	Legal advisors of Sinopec Corp.

5.	Others.

II.	Registration procedures for attending the Annual General Meeting

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

2.
Holders of H Shares and A Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. during hours between 9:00 a.m. and 11:30 a.m., 2:00 p.m. and 4:30 p.m. on every business day on or before Wednesday, 25 April 2018.

3.	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.	Closure of Register of Members. The H Share register of members of Sinopec Corp. will be closed from Saturday, 14 April 2018 to Tuesday, 15 May 2018 (both days inclusive).

III.	Miscellaneous

1.	The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.
The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is: 166 Lujiazuidong Road, Pudong District, Shanghai.

3.	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is: Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

4.	The contacts for the AGM is:

Board Secretariat of Sinopec Corp.
22 Chaoyangmen North Street
Chaoyang District
Beijing 100728
PRC
Att: Li Xia, Yuan Mingchuan
Telephone No.: (+86) 10 5996 9572, (+86)10 59960060, (+86) 10 59960028
Facsimile No.: (+86) 10 5996 0386

As of the date of this notice, directors of the Company are: Dai Houliang#, Li Yunpeng*, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement 5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Annual Results for the Year Ended 31 December 2017

1.	Important Notice

1.1
The board of directors, the board of supervisors, directors, supervisors and senior management of China Petroleum & Chemical Corporation (“Sinopec Corp.”) warrant that there are no false representations, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

This announcement is a summary of the annual report of Sinopec Corp. for the year ended 31 December 2017 (the “Annual Report”). The full Annual Report was published on the websites of The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) (www.hkexnews.hk) and Sinopec Corp. (www.sinopec.com). Investors should read the Annual Report for more details.

1.2
The Annual Report has been approved unanimously at the 17th Meeting of the Sixth Session of the Board of Directors of Sinopec Corp. No Director has any disagreement as to, or the inability to warrant, the authenticity, accuracy and completeness of the Annual Report.

1.3
The annual financial statements for the year ended 31 December 2017 (the “reporting period”) of Sinopec Corp. and its subsidiaries (together, the “Company”) prepared in accordance with the China Accounting Standards for Business Enterprises (“ASBE”) and International Financial Reporting Standards (“IFRS”) have been audited by Pricewaterhousecoopers Zhong Tian LLP and Pricewaterhousecoopers respectively. Both firms have issued standard unqualified auditor’s reports.

1.4
Mr. Dai Houliang, Vice Chairman and President, and Mr. Wang Dehua, Chief Financial Officer and Head of the Financial Department warrant the authenticity and completeness of the financial statements contained in the Annual Report.

2.	Basic Information about Sinopec Corp.

2.1	Basic information of Sinopec Corp.

Stock name	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP	SINOPEC CORP
Stock code	00386	SNP	SNP	600028
Place of listing	Hong Kong	New York	London	Shanghai
	Stock Exchange	Stock Exchange	Stock Exchange	Stock Exchange

2.2	Contacts of Sinopec Corp.

	Authorised representatives		Secretary to the Board of Directors	Representative on Securities Matters

Name	Mr. Dai Houliang	Mr. Huang Wensheng	Mr. Huang Wensheng	Mr. Zheng Baomin
Address	22 Chaoyangmen North Street, Chaoyang District, Beijing, China
Tel	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028	86-10-5996 0028
Fax	86-10-5996 0386	86-10-5996 0386	86-10-5996 0386	86-10-5996 0386
E-mail	ir@sinopec.com

3	Principal Financial Data and Indicators

3.1	Principal Financial Data and Indicators Prepared in Accordance with China Accounting Standards for Business Enterprises (“ASBE”) for the year ended 31 December 2017 of the Company

	As at 31 December 2017	As at 31 December 2016	Changes from the end of the last year	As at 31 December 2015
Items	RMB million	RMB million	%	RMB million

Total assets	1,595,504	1,498,609	6.47	1,447,268
Total equity attributable to shareholders of the Company	727,244	712,232	2.11	677,538

	Year ended 31 December
	2017	2016	Changes over the same period of last year	2015
Items	RMB million	RMB million	%	RMB million

Net cash flow from operating activities	190,935	214,543	(11.00)	165,740
Operating income	2,360,193	1,930,911	22.23	2,020,375
Net profit attributable to equity shareholders of the Company	51,119	46,416	10.13	32,281
Net profit attributable to equity shareholders of the Company after deducting extraordinary gain/loss items	45,582	29,713	53.41	28,901
Weighted average return on net assets (%)	7.14	6.68	0.46 percentage points	5.07
Basic earnings per share (RMB)	0.422	0.383	10.18	0.267
Diluted earnings per share (RMB)	0.422	0.383	10.18	0.267

3.2	Principal Financial Data and Indicators Prepared in Accordance with International Financial Reporting Standards (“IFRS”) for the year ended 31 December 2017 of the Company

	Year ended 31 December
	2017	2016	2015	2014	2013
Items	RMB million	RMB million	RMB million	RMB million	RMB million

Turnover and other operating revenues	2,360,193	1,930,911	2,020,375	2,827,566	2,881,928
Operating profit	71,470	77,193	56,822	73,439	96,763
Profit before taxation	86,697	80,151	56,411	65,818	95,444
Net profit attributable to owners of the Company	51,244	46,672	32,512	46,639	66,348
Basic earnings per share (RMB)	0.423	0.385	0.269	0.399	0.571
Diluted earnings per share (RMB)	0.423	0.385	0.269	0.399	0.536
Return on capital employed (%)	8.26	7.30	5.23	6.06	8.03
Return on net assets (%)	7.06	6.56	4.81	7.84	11.62
Net cash generated from operating activities per share (RMB)	1.577	1.772	1.371	1.267	1.305

	As at 31 December
	2017	2016	2015	2014	2013
Items	RMB million	RMB million	RMB million	RMB million	RMB million

Non-current assets	1,066,455	1,086,348	1,113,611	1,094,035	1,012,703
Net current liabilities	50,397	73,282	129,175	242,892	197,440
Non-current liabilities	163,168	181,831	196,275	201,540	189,485
Non-controlling interests	126,770	120,241	111,964	54,348	54,691
Total equity attributable to the owners of the Company	726,120	710,994	676,197	595,255	571,087
Net assets per share (RMB)	5.997	5.873	5.585	5.033	4.899
Adjusted net assets per share (RMB)	5.868	5.808	5.517	4.969	4.860

4.	Changes in Share Capital and Shareholdings of the Principal Shareholders

4.1	Changes in the share capital

There is no change on the number and nature of shares of Sinopec Corp. during the reporting period.

4.2	Number of shareholders and their shareholdings

As of 31 December 2017, the total number of shareholders of Sinopec Corp. was 508,659 including 502,590 holders of domestic A shares and 6,069 holders of overseas H shares. As of 28 February 2018, the total number of shareholders of Sinopec Corp. was 496,137. Sinopec Corp. has complied with requirement for minimum public float under the Hong Kong Listing Rules (the “Hong Kong Listing Rules”).

(1)	Shareholdings of top ten shareholders

The shareholdings of top ten shareholders as of 31 December 2017 are listed as below:

Unit: Share

Name of shareholders	Nature of Shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding[1]	shares subject to pledges or lock-up

China Petrochemical Corporation	State-owned Share	70.86	85,792,671,101	0	0
HKSCC Nominees Limited[2]	H Share	20.96	25,379,806,872	153,819	Unknown
中國證券金融股份有限公司	A Share	2.75	3,331,730,143	1,470,304,825	0
HKSCC Nominees Limited	A Share	0.33	400,982,945	39,831,541	0
中央匯金資產管理有限責任公司	A Share	0.27	322,037,900	0	0
長江證券股份有限公司	A Share	0.07	88,458,695	17,261,400	0
中國工商銀行-上證50交易型開放式指數證券投資基金	A Share	0.07	80,551,930	2,693,300	0
交通銀行股份有限公司-滙豐晉信大盤股票型證券投資基金	A Share	0.06	68,970,054	23,033,290	0
國泰君安證券股份有限公司	A Share	0.05	54,884,077	(76,251,129)	0
全國社保基金一一五組合	A Share	0.04	54,190,722	54,190,722	0

Note 1:	As compared with the number of shares held as of 31 December 2016.

Note 2:
Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.46% of the total issued share capital of Sinopec Crop. Those shareholdings are included in the total number of the shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the above-mentioned shareholders:

We are not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

(2)	Information disclosed by the shareholders of H shares in accordance with the Securities and Futures Ordinance (SFO)

Name of shareholders	Status of shareholders	Number of shares interests held or regarded as held (H Share)	Approximate percentage of Sinopec Corp.’s issued share capital (H Share)
(%)

BlackRock, Inc.	Interest of corporation controlled by	2,280,210,944(L)	8.94(L)
	the substantial shareholder	4,080,000(S)	0.02(S)
JPMorgan Chase & Co.	Beneficial owner	463,731,470(L)	1.82(L)
		226,733,320(S)	0.89(S)
	Investment manager	17,001,962(L)	0.07(L)
	Trustee (exclusive of passive trustee)	20,400(L)	0.00(L)
	Custodian corporation/ approved lending agent	984,349,338(L)	3.86(L)
Schroders Plc.	Investment manager	1,278,173,372(L)	5.01(L)

(L): Long position, (S): Short position

4.3	Changes in the controlling shareholder and the de facto controller

There was no change in the controlling shareholder and the de facto controller of Sinopec Corp. during the reporting period.

Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

China Petrochemical Corporation
71.32% *
Sinopec Corp.

*:	Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited.

5.	Business Review and Prospects

Business Review
In 2017, global economy recovered gradually, while China maintained stable and favourable economic growth with gross domestic product (GDP) up by 6.9%. International oil prices fluctuated and climbed from the low level, and domestic natural gas demand increased rapidly. With fast development of independent refineries, domestic oil products market witnessed strong competition. Demand for chemicals grew steadily, and China’s environmental regulations became more stringent. The Company actively addressed market changes through a focus on the improvement of assets quality and profitability, as well as operation upgrades. We pressed ahead with measures for specialised business development, market-oriented operation and overall coordination. Following the supply-side structural reform, we focused on optimisation, cost reduction, market expansion, structural adjustment, reform promotion, foundation building and risk management, coordinating all aspects of our work, which helped deliver solid operating results.

5.1	Market Review

(1)	Crude Oil & Natural Gas Market
In 2017, international crude oil prices fluctuated at low level among the first three quarters, and rapidly went up in the 4th quarter. The average spot price of Platt’s Brent for the year was USD 54.19 per barrel, up by 23.9% from the previous year. Along with the adjustments of China’s energy structure, domestic demand for natural gas became robust. Domestic apparent consumption of natural gas reached 237.3 billion cubic meters, up by 15.3% year on year.

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Trend of International Crude Oil Prices

(2)	Refined Oil Products Market
In 2017, domestic demand for refined oil products maintained its growth while market supply was in surplus. According to the statistics, apparent consumption of refined oil products (including gasoline, diesel and kerosene) was 306 million tonnes, up by 6.6% from the previous year, with gasoline up by 10.1% and kerosene up by 11.7%, and diesel made a turnaround, up by 2.9%. Prices for domestic refined oil products were adjusted in line with international oil prices trend. In 2017, the government made 17 times of price adjustments with 11 increases and 6 decreases.

(3)	Chemical Products Market
In 2017, domestic demand for chemicals grew fast. According to our statistics, domestic consumption of ethylene equivalent was up by 11.3% from the previous year, and the apparent consumption of synthetic resin, synthetic fibre and synthetic rubber rose by 8.6%, 5.0% and 6.4%, respectively. Domestic average chemical product prices increased compared with the previous year, in line with movements of international chemical product prices.

5.2	Production & Operations Review

(1)	Exploration and Production
In 2017, faced with low oil prices, we constantly strengthened measures to increase proved reserves and rein in development costs, which helped achieving better results. We gave priority to high-efficiency exploration activities and made new discoveries in the Xinjiang Tahe Basin and the Sichuan Basin. The Company’s newly added proved reserve reached 462.73 million barrels of oil equivalent, with crude oil reserve replacement ratio reaching 116.0%. In crude oil development, we constantly adopted a profit-oriented approach, deepened structural adjustment, focused on cost control, reduced natural decline rate and ensured steady production. In natural gas development, we actively pushed forward capacity building in Hangjinqi of Nei Mongol and Dongpo of west Sichuan, and completed 10 bcm(billion cubic meter) per year shale gas capacity building in Fuling. The Company’s production of oil and gas was 448.79 million barrels of oil equivalent, with domestic crude production down by 3.2% from the previous year and natural gas production up by 19.1%.

Summary of Operations for the Exploration and Production Segment

	2017	2016	2015	Change from 2016 to 2017 (%)

Oil and gas production (mmboe)	448.79	431.29	471.91	4.1
Crude oil production (mmbbls)	293.66	303.51	349.47	(3.2)
China	248.88	253.15	296.34	(1.7)
Overseas	44.78	50.36	53.13	(11.1)
Natural gas production (bcf)	912.50	766.12	734.79	19.1

(2)	Refining
In 2017, with the market-oriented approach, we optimised product mix to produce more gasoline and jet fuel, and the production volume of high-value-added products have been further increased, with the diesel-to-gasoline ratio further declined to 1.17. The Company actively promoted refined oil products quality upgrading, the GB V standard diesel quality upgrading completed, and advanced the refined oil products quality upgrading of GB VI standard. We adapted to market changes by taking full advantages of our integrated business, and moderately increasing export volume of refined oil products. We comprehensively optimised our production plans to ensure safe and reliable operations. The advantages of centralised marketing took full play, and profitability of LPG, asphalt and other products were further improved. In 2017, the Company processed 239 million tonnes of crude, up by 1.3% from the previous year, and produced 151 million tonnes of refined oil products, with gasoline up by 1.2% and kerosene up by 5.5% from the previous year.

Summary of Operations for the Refining Segment

Unit: million tonnes

				Change from
	2017	2016	2015	2016 to 2017 (%)

Refinery throughput	238.50	235.53	236.49	1.3
Gasoline, diesel and kerosene production	150.67	149.17	148.38	1.0
Gasoline	57.03	56.36	53.98	1.2
Diesel	66.76	67.34	70.05	(0.9)
Kerosene	26.88	25.47	24.35	5.5
Light chemical feedstock production	38.60	38.54	38.81	0.2
Light product yield (%)	75.85	76.33	76.50	(0.48) percentage points
Refinery yield (%)	94.88	94.70	94.75	0.18 percentage points

Note: Includes 100% of the production of domestic joint ventures.

(3)	Marketing and distribution
In 2017, confronted with stronger competition, the Company brought our advantages in integrated business and distribution network into full play, optimised internal and external resources, intensified market efforts and achieved sustained growth in both total sales volume and retail scale. We innovated operational models, optimised layout of service stations, and expedited revamping of storage and transportation facilities of refined oil products to further improve our distribution network. In addition, we proactively promoted and cultivated vehicle natural gas business. In 2017, the total sales volume of oil products was 199 million tonnes, of which domestic sales accounted for 178 million tonnes, up by 2.9% year on year. We strengthened self-owned brand development and marketing, and non-fuel business maintained its rapid growth with increased scale and profits.

Summary of Operations for the Marketing and Distribution Segment

				Change from
	2017	2016	2015	2016 to 2017 (%)

Total sales volume of oil products (million tonnes)	198.75	194.84	189.33	2.0
Total domestic sales volume of oil products (million tonnes)	177.76	172.70	171.37	2.9
Retail sales (million tonnes)	121.56	120.14	119.03	1.2
Direct sales and distribution (million tonnes)	56.20	52.56	52.34	6.9
Annual average throughput per station (tonne/station)	3,969	3,926	3,896	1.1

	31 December 2017	31 December 2016	31 December 2015	Change from the end of the previous year to the end of the reporting period (%)

Total number of service stations under the Sinopec brand	30,633	30,603	30,560	0.1
Number of company-operated stations	30,627	30,597	30,547	0.1

(4)	Chemicals
In 2017, the Company continued the “basic and high-end” chemical business development concept to promote effective supply. We fine-tuned chemical feedstock mix to lower costs, optimised product mix and increased high-value-added products production based on the customer demand. We optimised production and operation based on market conditions and intensified dynamic modelling and monitoring of profit to increase profitability. Ethylene output was 11.61 million tonnes, up by 5.0% from the previous year. The Company intensified its efforts to enhance research and development, production, marketing and sales of new high-value-added products. Our differential ratio of synthetic fibre reached 89.0% and the specialty and new products as a percentage of synthetic resin reached 63.0%. By fully exerting our network advantage, implementing precision marketing and further expanding the market, our full-year chemical sales volume increased by 12.2% from the previous year to 78.5 million tonnes, marking a historic record.

Summary of Operations for the Chemicals Segment

Unit: thousand tonnes

				Change from
	2017	2016	2015	2016 to 2017 (%)

Ethylene	11,610	11,059	11,118	5.0
Synthetic resin	15,938	15,201	15,065	4.8
Synthetic rubber	848	857	843	(1.1)
Synthetic fiber monomer and polymer	9,439	9,275	8,994	1.8
Synthetic fiber	1,220	1,242	1,282	(1.8)

Note: Includes 100% of the production of domestic joint ventures.

(5)	Research and Development
In 2017, the Company pushed ahead with its innovation-driven strategy, deepened reform of R&D mechanism, and accomplished notable results driven by R&D progresses. In upstream business, further breakthroughs in geological evaluation and exploration technologies of deep carbonate and deep shale gas reservoirs underpinned the growing resources base of Shunbei oilfield and south Sichuan as well as discoveries of new formations in Sichuan Basin. We improved development technologies for Tahe fractured-vuggy carbonate reservoir, bringing down the natural decline rate. In refining, our demonstration unit of fluidised bed residue hydro-treating achieved long-cycle operation at its full capacity, and we completed the industrial test of super solid-acid C5 and C6 isomerisation technology. In chemicals, the syngas to ethylene glycol demonstration unit ran smoothly, and we accomplished commercial production of low-volatility polypropylene for automobile use and high-transparency & low-extraction polypropylene. Our on-line trading platform developed rapidly, as a result of the integration of IT application and industrialisation. In 2017, the Company filed 5,876 patent applications at home and abroad, 3,640 patents granted. The Company also won two first prizes and one second prize in the National Scientific and Technological Progress Awards, two second prizes in the National Technology and Innovation Awards, and eight excellent patent awards in China’s Patent Award competition.

(6)	Health, Safety and the Environment
In 2017, the Company pressed ahead the formation of a long-term safe production scheme, strengthened safety measures at basic levels to control risks and remove potential hazards in all aspects. We promoted on-site safety supervision and management to continuously improve our safety management level. The Company actively implemented its green and low-carbon strategy to integrate energy conservation, emissions cutting and carbon reduction. We comprehensively strengthened environmental risk and air pollution control, steadily pushed forward our “Efficiency Doubling Plan”, continuously consolidated our carbon asset management, and accomplished all emissions reduction targets. For more detailed information, please refer to our Communication on Progress for Sustainable Development.

(7)	Capital Expenditures
In 2017, focusing on quality and profitability of investment, the Company continuously optimised its investment projects. Total capital expenditures were RMB 99.384 billion. Capital expenditures for the exploration and production segment were RMB 31.344 billion, mainly for Fuling shale gas and Hangjinqi natural gas field development projects, Shengli and Northwest crude development projects, LNG terminals in Tianjin, Wen-23 gas storage and phase I of Xinjiang gas pipeline, as well as overseas projects. Capital expenditures for the refining segment were RMB 21.075 billion, mainly for Zhongke Refining and Petrochemical project, adjustments in the product mix of Zhenhai and Maoming refineries, and gasoline and diesel GB VI quality upgrading projects. Capital expenditures for the marketing and distribution segment were RMB 21.539 billion, mainly for construction of service stations and refined oil product pipelines, depots and storage facilities. Capital expenditures for the chemicals segment were RMB 23.028 billion, mainly for Zhongke Refining and Petrochemical project, phase II of Hainan high-efficiency and environment-friendly aromatics project, Gulei and Zhong’an projects, acquisition of interest in Shanghai SECCO, as well as projects regarding resource comprehensive utilisation and product structure adjustments. Capital expenditures for the corporate and others segment were RMB 2.398 billion, mainly for R&D facilities and information technology application projects.

5.3	Business Prospects

(1)	Market Outlook
Looking ahead to 2018, we expect world economy continuing to recover, and China’s economy would maintain steady growth. Meanwhile, the constant stream of reform measures by Chinese government to revitalise its substantial economy, the further development of the Belt and Road Initiative, the synergic development of Beijing-Tianjin-Hebei and the growth along Yangtze River Economic Belt will bring up demand for refined oil products and petrochemicals. Natural gas as clean energy will see rapid growth with structural adjustment of domestic energy mix. International oil price in 2018 is expected to maintain its stabilising momentum.

(2)	Operations
In 2018, the Company will persist with our objective of progressing at a steady pace to continually focus on growth stabilisation, adhere to the principle of quality first and profitability prioritised. The Company will deepen the supply-side structural reform as main direction to further implement the operation objectives of reform, management, innovation and development, to fully improve operational performance. We will undertake the following work during the year:

Exploration and Production: We will maintain high-efficiency exploration and profitable production activities to continually increase proved reserve and expand resource base. In oil development, we will enhance refined reservoir characterisation, deepen the structural adjustments of mature fields, control natural decline rate, lower operational cost and improve economic recovery rate. In natural gas development, we will keep advancing key projects for capacity construction, optimise production and marketing operations, and promote the coordinated development along the value chain. In 2018, we plan to produce 290 million barrels of crude oil, of which overseas production will account for 41 million barrels. We plan to produce 974.1 billion cubic feet of natural gas.

Refining: We will comprehensively optimise our production plans along with market changes to consolidate the competitive advantage of refining business. We will continue to adjust our product structure by further lowering the diesel-to-gasoline ratio and increasing the production of naphtha and jet fuel. The quality upgrading of GB VI standard refined oil products will complete on time with strengthened coordination. We will fine-tune crude oil procurement and resource allocation to reduce procurement cost. We will optimise our marketing mechanism to enlarge the trading volume of other refined oil products. In 2018, we plan to process 239 million tonnes of crude and produce 152 million tonnes of refined oil products.

Marketing and Distribution: We will intensify our marketing strategy of balancing profits and volume by optimising resources allocation and operational efficiency. We will put effort to expand markets and our business scale. We will further improve our marketing network to reinforce existing advantages. We will accelerate the construction of oil products export infrastructure and amplify the profitability of overseas oil products marketing. We will deepen the integration of fuel and non-fuel business, so to create a new mode of coordinating oil products retailing, non-fuel products marketing and third-party vendors cooperation, and thus step up the growth of non-fuel business. In 2018, we plan to sell 179 million tonnes of oil products in the domestic market.

Chemicals: We will further optimise feedstock mix and product slate. The constant feedstock optimisation would further lower feedstock costs. We will put more efforts on optimising product mix, enhancing the dynamic evaluation and monitoring of profitability of facilities and product chains, increasing more popular and profitable products production and advancing the R&D, production and sales of high-end chemicals. We will step up research on the industrial chain and optimise the rapid response mechanism combining production, marketing and research. Internal and external resources will be fully tapped to actively expand sales volume and market share. Meanwhile, refined marketing and tailor-made services will be adopted to provide our customers with full process solutions and value-added services. In 2018, we plan to produce 11.6 million tonnes of ethylene.

Research and Development: We will continue to deeply implement our strategy of development driven by innovation and reform of mechanisms for technological innovation. We will accelerate key technical breakthroughs, reinforce research on leading technologies, and step up the commercial application of technological achievements to highlight the prominent role of technologies. In key technical breakthroughs, focus will be given to new discoveries of oil and gas resources, low-cost development of oil and gas resources, high-efficiency conversion of heavy crude, refined oil products quality upgrading, cost reduction and efficiency enhancement of chemical business, new products development of high-value-added materials, energy conservation and environmental protection. In leading technologies, priorities lie in the basic and prospective research of ultra-deep and deepwater oil and gas exploration and production, molecular-level intelligent refining and new energies. In innovative development, the Company plans to establish a joint R&D centre for cutting-edge technologies to facilitate the innovation from basic research to commercialisation. Meanwhile, the integration of information technologies and industrialisation will carry on by further enhancing integration of information systems and the application of intelligent pipeline management systems.

Capital Expenditures: In 2018, we will devote attention to the quality and profitability of investments, and constantly optimise our investment projects. Capital expenditures for the year are budgeted at RMB 117 billion. The exploration and production segment will account for expenditures of RMB 48.5 billion, mainly for the shale gas development in southwest China, the natural gas project in north China and crude capacity building in northwest China, as well as natural gas pipelines and storage projects, and overseas oil and gas projects. The refining segment will account for RMB 28.8 billion, mainly for Zhongke Refining and Petrochemical Project, the structural adjustments of refining business in Zhenhai, Maoming and Tianjin subsidiaries, and the quality upgrading of GB VI standard gasoline and diesel. The marketing and distribution segment will account for RMB 18.5 billion, mainly for construction of depots and storage facilities, pipelines and service stations. The chemicals segment will account for RMB 17.7 billion, mainly for Zhongke Refining and Petrochemical Project, the high-efficiency and phase II of Hainan high-efficiency and environmental-friendly aromatics project, the integrated refining and petrochemical project in Gulei and the resource utilisation and structural adjustment projects in Zhenhai, Yangzi, Jinling, Maoming and Wuhan subsidiaries. The corporate and others segment will account for RMB 3.5 billion, mainly for R&D facilities and information technology projects.

6.	Management Discussion and Analysis
The following discussion and analysis should be read in conjunction with the Company’s audited financial statements in this announcement and the Annual Report and the accompanying notes. Parts of the following concerned financial data were abstracted from the company’s audited financial statements that have been prepared according to the IFRS, unless otherwise stated. The prices in the following discussion do not include value-added tax.

6.1	Consolidated Results of Operations
In 2017, the Company’s turnover and other operating revenues were RMB 2,360.2 billion, increased by 22.2% compared with that of 2016. The profit before taxation was RMB 86.7 billion, representing a year on year increase of 8.2%.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements:

	Year ended 31 December
	2017	2016	Change (%)
	RMB million	RMB million

Turnover and other operating revenues	2,360,193	1,930,911	22.2
Turnover	2,300,470	1,880,190	22.4
Other operating revenues	59,723	50,721	17.7
Operating expenses	(2,288,723)	(1,853,718)	23.5
Purchased crude oil, product and operating supplies and expenses	(1,770,651)	(1,379,691)	28.3
Selling, general and administrative expenses	(64,973)	(64,360)	1.0
Depreciation, depletion and amortisation	(115,310)	(108,425)	6.4
Exploration expenses, including dry holes	(11,089)	(11,035)	0.5
Personnel expenses	(74,854)	(63,887)	17.2
Taxes other than income tax	(235,292)	(232,006)	1.4
Other operating (expense)/income, net	(16,554)	5,686	—
Operating profit	71,470	77,193	(7.4)
Net finance costs	(1,560)	(6,611)	(76.4)
Investment income and share of profits less losses from associates and joint ventures	16,787	9,569	75.4
Profit before taxation	86,697	80,151	8.2
Tax expense	(16,279)	(20,707)	(21.4)
Profit for the year	70,418	59,444	18.5
Attributable to:
Owners of the Company	51,244	46,672	9.8
Non-controlling interests	19,174	12,772	50.1

(1)	Turnover and other operating revenues
In 2017, the Company’s turnover was RMB 2,300.5 billion, representing an increase of 22.4% over 2016. This was mainly attributed to the increase in crude oil prices. Meanwhile, major petroleum and petrochemical products prices and sales volume also increased as a result of the Company’s efforts in seizing opportunities to expand the market and sales volume.

The following table sets forth the external sales volume, average realised prices and respective rates of change of the Company’s major products in 2017 and 2016:

	Sales volume (thousand tonnes)			Average realised price (RMB/tonne, RMB/thousand cubic meters)
	Year ended 31 December			Year ended 31 December
	2017	2016	Change (%)	2017	2016	Change (%)

Crude oil	6,567	6,808	(3.5)	2,390	1,628	46.8
Natural gas (million cubic meters)	22,529	19,008	18.5	1,290	1,258	2.5
Gasoline	83,933	77,480	8.3	6,941	6,386	8.7
Diesel	88,848	91,492	(2.9)	5,038	4,482	12.4
Kerosene	25,557	25,164	1.6	3,531	2,807	25.8
Basic chemical feedstock	35,964	32,248	11.5	4,855	4,054	19.8
Monomer and polymer for synthetic fibre	10,267	7,146	43.7	6,038	5,325	13.4
Synthetic resin	13,199	12,223	8.0	8,155	7,488	8.9
Synthetic fibre	1,304	1,369	(4.7)	8,556	7,113	20.3
Synthetic rubber	1,128	1,098	2.7	11,913	9,608	24.0
Chemical fertiliser	698	714	(2.2)	2,010	1,612	24.7

Most crude oil and a small portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to external customers. In 2017, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 69.2 billion, an increase of 45.8% over 2016. The change was mainly due to the increase in crude oil prices and sales volume of natural gas in 2017.

In 2017, petroleum products (mainly consisting of refined oil products and other refined petroleum products) sold by Refining Segment and Marketing and Distribution Segment achieved external sales revenues of RMB 1,324.4 billion, accounting for 56.1% of the Company’s turnover and other operating revenues, representing an increase of 17.2% over 2016, mainly due to the increase in various refined oil products’ prices. The sales revenue of gasoline, diesel and kerosene was RMB 1120.4 billion, representing an increase of 14.8% over 2016, and accounting for 84.6% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 204.0 billion, representing an increase of 31.8% compared with 2016, accounting for 15.4% of the total sales revenue of petroleum products.

Chemical products sold by Chemicals Segment achieved external sales revenue of RMB 373.8 billion, representing an increase of 31.5% over 2016, accounting for 15.8% of the Company’s total turnover and other operating revenues. This was mainly due to the increase in price and sales volume of chemical products.

(2)	Operating expenses
In 2017, the Company’s operating expenses were RMB 2,288.7 billion, increased by 23.5% compared with 2016, and it is mainly due to the increase in prices of crude oil and other related petroleum and chemical products. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 1,770.7 billion, representing an increase of 28.3% over the same period of 2016, accounting for 77.4% of the total operating expenses, of which:

Crude oil purchasing expenses were RMB 497.1 billion, representing an increase of 33.0% over the same period of 2016. Throughput of crude oil purchased externally in 2017 was 211.03 million tonnes (excluding the volume processed for third parties), representing an increase of 4.3% over the same period of 2016. The average cost of crude oil purchased externally was RMB 2,655 per tonne, representing an increase by 27.4% over 2016.

The Company’s purchasing expenses of refined oil products were RMB 300.5 billion, representing an increase of 23.3% over the same period of 2016. This was mainly due to the increase in prices of externally purchased refined oil products, which were in line with the increase in prices of crude oil.

The Company’s purchasing expense related to trading activities were RMB 503.9 billion, representing an increase of 27.7% over the same period of 2016. This was mainly due to the increase in prices of externally purchased crude oil and refined oil products in the trading business.

The Company’s other purchasing expenses were RMB 469.2 billion, representing an increase of 27.6% over the same period of 2016. This was mainly due to the increase in prices of externally purchased oil related products in line with the increase in prices of crude oil.

Selling, general and administrative expenses were RMB 65.0 billion, representing an increase of 1.0% over 2016.

Depreciation, depletion and amortisation were RMB 115.3 billion, representing an increase of RMB 6.9 billion and 6.4% as compared with 2016. That was mainly due to the depreciation, depletion and amortisation of the Exploration & Development Segment, which increased by RMB 4.9 billion over 2016.

Exploration expenses were RMB 11.1 billion, representing an increase of 0.5% year on year.

Personnel expenses were RMB 74.9 billion, representing an increase of 17.2% over 2016. That was mainly because the Company promoted the reform of employment system, transferred some labours into contracted employees, which increased salary and other expenses. To implement the requirement of deepening the reform as required by the Central government, the Company handed over parts of its subsidiaries’ social insurance to local government, and paid relevant fees according to the local government’s requirements. As the Company improved its profit in 2017, income of employee was increased accordingly in line with its incentive mechanism.

Taxes other than income tax were RMB 235.3 billion, representing an increase of 1.4% compared with 2016.

Other operating (expense)/income, net were RMB 16.6 billion, increased by RMB 22.2 billion over the same period of 2016. That was mainly due to the non-operating income from capital injection of Sichuan-to-East China Pipeline Co.

(3)
Operating profit was RMB 71.5 billion, representing a decrease of 7.4% compared with 2016. After eliminating the impact of capital injection of Sichuan-to-East China Pipeline Co. in 2016 and acquisition of interest in Shanghai SECCO in 2017, operating profit increased by 19.2% year on year.

(4)
Net finance costs were RMB 1.6 billion, representing a decrease of 76.4% over 2016, of which: interest expense decreased by RMB 2.1 billion over 2016 as a result of significant reduction in interest bearing debt; net income from foreign exchange was RMB 0.3 billion, increased by RMB 0.9 billion as compared with 2016; interest income increased by RMB 2.0 billion as a result of increased cash reserve as compared with the same period of 2016.

(5)
Profit before taxation was RMB 86.7 billion, after eliminating the impact of capital injection of the Sichuan-to-East China Pipeline Co. in 2016 and acquisition of interest in Shanghai SECCO in 2017, it represents an increase of 38.9% compared with 2016.

(6)	Tax expense was RMB 16.3 billion, representing a decrease of 21.4% year on year. That was mainly due to the increase in exempt investment income.

(7)	Profit attributable to non-controlling interests was RMB 19.2 billion, representing an increase of RMB 6.4 billion compared with 2016.

(8)	Profit attributable to owners of the Company was RMB 51.2 billion, representing an increase of 9.8% year on year.

6.2	Assets, Liabilities, Equity and Cash Flows
The major funding sources of the Company are its operating activities and short-term and long-term loans. The major use of funds includes operating expenses, capital expenditures, and repayment of the short-term and long-term debts.

(1)	Assets, liabilities and equity
Unit: RMB million

	As of 31 December 2017	As of 31 December 2016	Change

Total assets	1,595,504	1,498,609	96,895
Current assets	529,049	412,261	116,788
Non-current assets	1,066,455	1,086,348	(19,893)
Total liabilities	742,614	667,374	75,240
Current liabilities	579,446	485,543	93,903
Non-current liabilities	163,168	181,831	(18,663)
Total equity attributable to owners of the Company	726,120	710,994	15,126
Share capital	121,071	121,071	0
Reserves	605,049	589,923	15,126
Non-controlling interests	126,770	120,241	6,529
Total equity	852,890	831,235	21,655

As of 31 December 2017, the Company’s total assets were RMB 1,595.5 billion, representing an increase of RMB 96.9 billion compared with that of the end of 2016, of which:

Current assets were RMB 529.0 billion, representing an increase of RMB 116.8 billion compared with that of the end of 2016, of which, inventory and accounts receivable increased by RMB 30.2 billion and RMB 18.2 billion respectively, mainly due to the increase in crude oil prices, cash flow improved further, structural deposit increased by RMB 51.2 billion and time deposit at financial institutions increased by RMB 33.8 billion.

Non-current assets were RMB 1,066.5 billion, representing a decrease of RMB 19.9 billion as compared with that of the end of 2016. This was mainly due to optimisation of investment scale, which decreased the property, plant and equipment (net) by RMB 39.8 billion, construction in progress decreased by RMB 10.9 billion. Equity of associates and joint ventures increased by RMB 13.6 billion, long-term prepayment and other assets increased by RMB 11.8 billion.

The Company’s total liabilities were RMB 742.6 billion, representing an increase of RMB 75.2 billion compared with that of the end of 2016, of which:

Current liabilities were RMB 579.4 billion, representing an increase of RMB 93.9 billion as compared with that of the end of 2016. This was mainly due to increase in crude oil price, which resulted in account payable increased by RMB 25.8 billion, accrued expenses and other payable increased by RMB 54.7 billion.

Non-current liabilities were RMB 163.2 billion, representing a decrease of RMB 18.7 billion compared with that of the end of 2016. This was mainly due to long-term debts decreased by RMB 16.9 billion.

Total equity attributable to owners of the Company was RMB 726.1 billion, representing an increase of RMB 15.1 billion compared with that of the end of 2016, which was mainly due to the increase in profit during the year.

(2)	Cash Flow
The following table sets forth the major items in the consolidated cash flow statements for 2017 and 2016.

Unit: RMB million

Major items of cash flows	Year ended 31 December
	2017	2016

Net cash generated from operating activities	190,935	214,543
Net cash used in investing activities	(145,323)	(66,217)
Net cash generated used financing activities	(56,509)	(93,047)

In 2017, the net cash generated from operating activities of the company was RMB 190.9 billion, representing a decrease of RMB 23.6 billion as compared with 2016. This was mainly due to the increase in crude oil price and volume of inventory, which resulted in increase in inventory and accounts receivable.

In 2017, the net cash used in investing activities was RMB 145.3 billion, representing an increase of RMB 79.1 billion over 2016. This was mainly due to the increase in time deposit with maturities over 3 months and the increase in purchase of investments, investments in associates and investments in joint ventures.

In 2017, the net cash used in the Company’s financing activities was RMB 56.5 billion, representing a decrease of cash out flow by RMB 36.5 billion over 2016. This was mainly due to the decrease in borrowing repayment.

At the end of 2017, the cash and cash equivalents were RMB 113.2 billion.

(3)	Contingent Liabilities
Please refer to “Material Guarantee Contracts and Their Performances” in the “Significant Events” section of the Annual Report.

(4)	Capital Expenditures
Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of the Annual Report.

(5)	Research & development expenses and environmental expenditures
Research & development expenses refer to the expenses recognised as expenditures when they occur. In 2017, the expenditure for research & development was RMB 6.423 billion.

Environmental expenditures refer to the normal routine pollutant discharge fees paid by the Company, excluding capitalised cost of pollutant treatment properties. In 2017, the Company paid environmental expenditures of RMB 7.851 billion.

(6)	Measurement of fair values of derivatives and relevant system
The Company has established sound decision-making mechanism, business process and internal control systems relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of fair values
Unit: RMB million

Items	Beginning of the year	End of the year	Profits and losses from variation of fair values in the current year	Accumulated variation of fair values recorded as equity	Impairment loss provision of the current year	Funding source

Financial assets at fair value through profit or loss of the reporting period	—	51,196	196	—	—	Self-owned fund
Structured Deposit	—	51,196	196	—	—
Available-for-sale financial assets	262	178	—	(9)	—	Self-owned fund
Stock	262	178	—	(9)	—
Derivative financial instruments	314	(522)	(353)	—	—	Self-owned fund
Cash flow hedges	(4,024)	(1,617)	103	(1,314)	—	Self-owned fund
Total	(3,448)	49,235	(54)	(1,323)	—

6.3	Analysis of financial statements prepared under ASBE

(1)	Under ASBE, the operating income and operating profit or loss by reportable segments were as follows:

	Year ended 31 December
	2017	2016
	RMB million	RMB million

Operating income
Exploration and Production Segment	157,505	115,939
Refining Segment	1,011,853	855,786
Marketing and Distribution Segment	1,224,197	1,052,857
Chemicals Segment	437,743	335,114
Corporate and Others	974,850	739,947
Elimination of inter-segment sales	(1,445,955)	(1,168,732)
Consolidated operating income	2,360,193	1,930,911
Operating (loss)/profit
Exploration and Production Segment	(47,399)	(58,531)
Refining Segment	64,047	55,808
Marketing and Distribution Segment	32,011	32,385
Chemicals Segment	22,796	20,769
Corporate and Others	(3,160)	2,912
Elimination of inter-segment sales	(1,655)	1,581
Financial expenses, investment income, loss from changes in fair value, asset disposal income and other income	20,325	22,465
Consolidated operating profit	86,965	77,389
Net profit attributable to equity shareholders of the Company	51,119	46,416

Operating profit: In 2017, the operating profit of the Company was RMB 87.0 billion, representing an increase of RMB 9.6 billion as compared with 2016.

Net profit: In 2017, the net profit attributable to the equity shareholders of the Company was RMB 51.1 billion, representing an increase of RMB 4.7 billion or 10.1% comparing with 2016.

(2)	Financial data prepared under ASBE

	As of 31	As of 31
	December 2017	December 2016	Change
	RMB million	RMB million

Total assets	1,595,504	1,498,609	96,895
Non-current liabilities	161,988	180,541	(18,553)
Shareholders’ equity	854,070	832,525	21,545

At the end of 2017, the Company’s total assets were RMB 1,595.5 billion, representing an increase of RMB 96.9 billion compared with that of the end of 2016. This was mainly due to the combined results of increase in crude oil price and improved cash flow, which resulted in an increase of current assets by RMB 116.8 billion.

As the end of 2017, the Company’s non-current liabilities were RMB 162.0 billion, representing a decrease of RMB 18.6 billion compared with that of the end of 2016. This was mainly due to the repayment of matured long term bonds payable and parts of the bond turned to non-current liabilities due within one year.

At the end of 2017, the shareholders’ equity of the Company was RMB 854.1 billion, representing an increase of RMB 21.5 billion compared with that of the end of 2016. This was mainly due to the increasing in the profit of the Company.

(3)	The results of the principal operations by segments

Segments	Operation income RMB million	Operation cost RMB million	Gross profit margin* (%)	Increase/ (decrease) of operation income on a year-on-year basis (%)	Increase/ (decrease) of operation cost on a year-on-year basis (%)	Increase/ (decrease) of gross profit margin on a year-on-year basis (%)

Exploration and Production	157,505	154,224	(3.5)	35.9	20.0	11.8
Refining	1,011,853	703,743	8.7	18.2	26.6	(0.4)
Marketing and Distribution	1,224,197	1,127,374	7.6	16.3	17.2	(0.8)
Chemicals	437,743	386,111	11.2	30.6	33.3	(1.8)
Corporate and Others	974,850	963,246	1.2	31.7	32.6	(0.6)
Elimination of inter-segment sales	(1,445,955)	(1,444,300)	N/A	N/A	N/A	N/A
Total	2,360,193	1,890,398	9.9	22.2	26.7	(0.8)

*:	Gross profit margin = (operation income – operation cost, tax and surcharges)/operation income.

7.	Report of the Board of Directors

7.1	Proposals for dividend distribution
At the 17th meeting of the sixth session of the Board, the Board approved the proposal to distribute a final cash dividend of RMB 0.40 (tax inclusive) per share, combining with an interim distributed dividend of RMB 0.10 (tax inclusive) per share, the total dividend for the whole year is RMB 0.50 (tax included) per share.

The final cash dividend will be distributed on or before 14 June 2018 (Thursday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 4 June 2018 (Monday). In order to qualify for the final dividend for H shares, the holders of H shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited located at 1712-1716 17th Floor Hopewell Centre, 183 Queen’s Road East, Wan Chai Hong Kong before 4:30 p.m. on 28 May 2018 (Monday) for registration. The H shares register of members of Sinopec Corp. will be closed from 29 May 2018 (Tuesday) to 4 June 2018 (Monday) (both dates are inclusive).

The dividend will be denominated and declared in RMB, and distributed to the domestic shareholders and investors participating in the Shanghai-Hong Kong Stock Connect Program in RMB and to the overseas shareholders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration of such dividend.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China which came into effect on 1 January 2008 and its implementation regulations, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H Shares of the Sinopec Corp. which is not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change its shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the registration of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the cash dividends or bonus shares by way of capitalisation from retained earnings with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (Extra Amount) due to the application of 10% tax rate, Sinopec Corp. would apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. in a timely manner. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors investing in the H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax by themselves.

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries, whose country of domicile is a country having entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

7.2	Core competitiveness analysis
The Company is a large scale integrated energy and petrochemical company with upstream, mid-stream and downstream operations. The Company is a large scaled oil and gas producer in China; in respect of refining capacity, it ranks first in China; equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company takes the first position in China, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap onto potentials in attaining an efficient and comprehensive utilisation of its resources, and endowed the Company with strong resistance against risks, as well as remarkable capabilities in sustaining profitability.

The Company enjoys a favourable positioning with its operations located close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products of the Company has been increasing steadily over the years; through continuous and specialised marketing efforts, the Company’s capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals and expertise engaged in the production of oil and gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favourable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in R&D covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil and gas, refining, petrochemicals and strategic emerging technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally. The Company enjoys a strong technical capability.

The Company always attaches great importance to fulfilling social responsibilities, and carries out the green and low carbon development strategy to pursue a sustainable development. Moreover, the Company enjoys an outstanding “Sinopec” brand name, plays an important role in the national economy and is a renowned and reputable company in China.

7.3	Major suppliers and customers
During this reporting period, the total value of the purchasing from the top five crude oil suppliers of the Company accounted for 48.8% of the total value of the crude oil purchasing by the Company, of which the total value of the purchasing from the largest supplier accounted for 15.5% of the total value of the crude oil purchasing by the Company.

The total sales value to the five largest customers of the Company in 2017 was RMB 159,918 million and accounted for 6.8% of the total sales value of the Company, of which the sales value to the connected party (Sinopec group) among the five largest customers was RMB 87,349 million and accounted for 3.7% of the total sales value for the year.

During the reporting period, other than disclosed above, all the top five crude oil suppliers and the other four largest customers of the Company were independent third parties. There were no supplier, customer, employee or others that have a significant impact on the Company and on which the Company’s success depends.

8	Financial statements

8.1	Auditors’ opinion

Financial statements	☐ Unaudited	✓ Audited
Auditors’ opinion	✓ Standard unqualified opinion	☐ Not standard opinion

8.2	Financial Statements

8.2.1	Financial statements prepared in accordance with the Accounting Standards for Business Enterprises

Consolidated and Parent Balance Sheets

Unit:RMB million

Items	At 31 December 2017		At 31 December 2016
Assets	Consolidated	Parent	Consolidated	Parent

Current assets
Cash at bank and on hand	165,004	92,545	142,497	98,250
Financial assets at fair value through profit and loss	51,196	48,179	—	—
Bills receivable	16,207	157	13,197	471
Accounts receivable	68,494	37,609	50,289	38,332
Other receivables	16,467	63,820	25,596	45,643
Prepayments	4,901	4,429	3,749	3,454
Inventories	186,693	44,933	156,511	46,942
Other current assets	20,087	27,189	20,422	32,743
Total current assets	529,049	318,861	412,261	265,835
Non-current assets
Available-for-sale financial assets	1,676	395	11,408	297
Long-term equity investments	131,087	275,557	116,812	268,451
Fixed assets	650,774	329,814	690,594	373,020
Construction in progress	118,645	50,046	129,581	49,277
Intangible assets	97,126	8,340	85,023	7,913
Goodwill	8,634	—	6,353	—
Long-term deferred expenses	14,720	1,958	13,537	1,980
Deferred tax assets	15,131	6,834	7,214	—
Other non-current assets	28,662	10,690	25,826	10,952
Total non-current assets	1,066,455	683,634	1,086,348	711,890
Total assets	1,595,504	1,002,495	1,498,609	977,725

	At 31 December 2017		At 31 December 2016
Items	Consolidated	Parent	Consolidated	Parent

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	54,701	17,330	30,374	9,256
Bills payable	6,462	3,155	5,828	2,761
Accounts payable	200,073	83,449	174,301	75,787
Advances from customers	120,734	3,413	95,928	2,360
Employee benefits payable	7,162	4,854	1,618	312
Taxes payable	71,940	42,549	52,886	32,423
Other payables	91,693	143,274	79,636	113,841
Short-term debentures payable	—	—	6,000	6,000
Non-current liabilities due within one year	26,681	19,539	38,972	38,082
Total current liabilities	579,446	317,563	485,543	280,822
Non-current liabilities
Long-term loans	67,754	63,667	62,461	58,448
Debentures payable	31,370	20,000	54,985	36,000
Provisions	39,958	31,405	39,298	29,767
Deferred tax liabilities	6,466	—	7,661	505
Other non-current liabilities	16,440	2,591	16,136	2,607
Total non-current liabilities	161,988	117,663	180,541	127,327
Total liabilities	741,434	435,226	666,084	408,149

	At 31 December 2017		At 31 December 2016
Items	Consolidated	Parent	Consolidated	Parent

Liabilities and shareholders’ equity
Shareholders’ equity
Share capital	121,071	121,071	121,071	121,071
Capital reserve	119,557	68,789	119,525	68,769
Other comprehensive income	(4,413)	196	(932)	263
Specific reserve	888	482	765	393
Surplus reserves	199,682	199,682	196,640	196,640
Retained earnings	290,459	177,049	275,163	182,440
Total equity attributable to shareholders of the Company	727,244	567,269	712,232	569,576
Minority interests	126,826	—	120,293	—
Total shareholders’ equity	854,070	567,269	832,525	569,576
Total liabilities and shareholders’ equity	1,595,504	1,002,495	1,498,609	977,725

Consolidated and Parent Income Statement

Unit:RMB million

		Year ended 31 December
		2017		2016
Items		Consolidated	Parent	Consolidated	Parent

Operating income		2,360,193	857,478	1,930,911	726,178
Less:	Operating costs	1,890,398	633,114	1,492,165	513,514
Sales taxes and surcharges		235,292	158,480	232,006	158,373
Selling and distribution expenses		56,055	2,670	49,550	2,365
General and administrative expenses		78,928	44,982	74,155	41,724
Financial expenses		1,560	2,642	6,611	3,851
Exploration expenses, including dry holes		11,089	10,614	11,035	11,012
Impairment losses		21,791	14,372	17,076	14,044
Add:	(Loss)/gain from changes in fair value	(13)	179	(216)	33
Investment income		19,060	38,058	30,779	43,519
Asset disposal income		(1,518)	(887)	(1,487)	(413)
Other income		4,356	1,784	—	—
Operating profit		86,965	29,738	77,389	24,434
Add:	Non-operating income	1,317	474	4,706	2,812
Less:	Non-operating expenses	1,709	725	2,218	1,117
Profit before taxation		86,573	29,487	79,877	26,129
Less:	Income tax expense	16,279	(928)	20,707	2,539
Net profit		70,294	30,415	59,170	23,590
Including: net profit of acquiree before the consolidation under common control		—	—	86	—

	Year ended 31 December
	2017		2016
Items	Consolidated	Parent	Consolidated	Parent

Attributable to:
Equity shareholders of the Company	51,119	30,415	46,416	23,590
Minority interests	19,175	—	12,754	—
Basic earnings per share	0.422	N/A	0.383	N/A
Diluted earnings per share	0.422	N/A	0.383	N/A
Net profit	70,294	30,415	59,170	23,590
Other comprehensive income
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges	(1,580)	53	2,014	557
Changes in fair value of available-for-sale financial assets	(57)	—	(24)	—
Share of other comprehensive income/(loss) of associates and joint ventures entities	1,053	(120)	45	(149)
Foreign currency translation differences	(3,792)	—	4,298	—
Total other comprehensive income	(4,376)	(67)	6,333	408
Total comprehensive income	65,918	30,348	65,503	23,998
Attributable to:
Equity shareholders of the Company	47,638	30,348	53,468	23,998
Minority interests	18,280	—	12,035	—

Consolidated and Parent Cash Flow Statement

Unit:RMB million

	Year ended 31 December
	2017		2016
Items	Consolidated	Parent	Consolidated	Parent

Cash flows from operating activities:
Cash received from sale of goods and rendering of services	2,644,126	1,000,467	2,163,695	831,578
Refund of taxes and levies	2,158	1,304	2,434	1,323
Other cash received relating to operating activities	57,287	42,913	77,436	85,932
Sub-total of cash inflows	2,703,571	1,044,684	2,243,565	918,833
Cash paid for goods and services	(2,041,977)	(653,412)	(1,547,868)	(504,152)
Cash paid to and for employees	(68,260)	(37,054)	(62,602)	(35,190)
Payments of taxes and levies	(328,304)	(200,995)	(316,062)	(189,557)
Other cash paid relating to operating activities	(74,095)	(35,502)	(102,490)	(50,638)
Sub-total of cash outflows	(2,512,636)	(926,963)	(2,029,022)	(779,537)
Net cash flow from operating activities	190,935	117,721	214,543	139,296

	Year ended 31 December
	2017		2016
Items	Consolidated	Parent	Consolidated	Parent

Cash flows from investing activities:
Cash received from disposal of investments	4,729	18,919	31,489	29,002
Cash received from returns on investments	8,506	23,842	4,028	22,233
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,313	252	440	1,885
Other cash received relating to investing activities	52,304	23,270	2,914	1,488
Net cash received from disposal of subsidiaries and other business entities	80	1	2,027	2,027
Sub-total of cash inflows	66,932	66,284	40,898	56,635
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(70,948)	(37,139)	(72,847)	(43,765)
Cash paid for acquisition of investments	(57,627)	(66,913)	(16,389)	(39,505)
Other cash paid relating to investing activities	(82,392)	(30,116)	(17,879)	(10,130)
Net cash paid for the acquisition of subsidiaries and other business entities	(1,288)	—	—	—
Sub-total of cash outflows	(212,255)	(134,168)	(107,115)	(93,400)
Net cash flow from investing activities	(145,323)	(67,884)	(66,217)	(36,765)

	Year ended 31 December
	2017		2016
Items	Consolidated	Parent	Consolidated	Parent

Cash flows from financing activities:
Cash received from capital contributions	946	—	343	—
Including: Cash received from minority shareholders’ capital contributions to subsidiaries	946	—	343	—
Cash received from borrowings	524,843	106,407	506,097	153,790
Sub-total of cash inflows	525,789	106,407	506,440	153,790
Cash repayments of borrowings	(536,380)	(133,663)	(569,091)	(192,828)
Cash paid for dividends, profits distribution or interest	(45,763)	(38,392)	(30,396)	(21,826)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders	(7,539)	—	(6,553)	—
Other cash paid relating to financing activities	(155)	—	—	—
Sub-total of cash outflows	(582,298)	(172,055)	(599,487)	(214,654)
Net cash flow from financing activities	(56,509)	(65,648)	(93,047)	(60,864)
Effects of changes in foreign exchange rate	(353)	—	256	—
Net (decrease)/increase in cash and cash equivalents	(11,250)	(15,811)	55,535	41,667

Consolidated Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2016	121,071	121,576	(7,984)	612	196,640	245,623	677,538	112,027	789,565
Change for the year
1. Net profit	—	—	—	—	—	46,416	46,416	12,754	59,170
2. Other comprehensive income	—	—	7,052	—	—	—	7,052	(719)	6,333
Total comprehensive income	—	—	7,052	—	—	46,416	53,468	12,035	65,503
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	—	—	—	—	—
– Distributions to shareholders	—	—	—	—	—	(16,829)	(16,829)	—	(16,829)
4. Transaction with minority interests	—	(30)	—	—	—	—	(30)	263	233
5. Distributions to the original shareholders in the combination of entities under common control	—	—	—	—	—	(47)	(47)	(39)	(86)
6. Distributions to minority interests	—	—	—	—	—	—	—	(6,146)	(6,146)
7. Adjustment for the combination of entities under common control	—	(2,137)	—	—	—	—	(2,137)	2,137	—
Total transactions with owners, recorded directly in shareholders’ equity	—	(2,167)	—	—	—	(16,876)	(19,043)	(3,785)	(22,828)
8. Net increase in specific reserve for the year	—	—	—	153	—	—	153	7	160
9. Other movement	—	116	—	—	—	—	116	9	125
Balance at 31 December 2016	121,071	119,525	(932)	765	196,640	275,163	712,232	120,293	832,525

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity attributable to equity shareholders of the Company	Minority interests	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2017	121,071	119,525	(932)	765	196,640	275,163	712,232	120,293	832,525
Change for the year
1. Net profit	—	—	—	—	—	51,119	51,119	19,175	70,294
2. Other comprehensive income	—	—	(3,481)	—	—	—	(3,481)	(895)	(4,376)
Total comprehensive income	—	—	(3,481)	—	—	51,119	47,638	18,280	65,918
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriation of profits:
– Appropriation for surplus reserves	—	—	—	—	3,042	(3,042)	—	—	—
– Distributions to shareholders	—	—	—	—	—	(32,689)	(32,689)	—	(32,689)
4. Transaction with minority interests	—	(13)	—	—	—	—	(13)	724	711
5. Distributions to minority interests	—	—	—	—	—	—	—	(12,501)	(12,501)
Total transactions with owners, recorded directly in shareholders’ equity	—	(13)	—	—	3,042	(35,731)	(32,702)	(11,777)	(44,479)
6. Net increase in specific reserve for the year	—	—	—	123	—	—	123	3	126
7. Other movement	—	45	—	—	—	(92)	(47)	27	(20)
Balance at 31 December 2017	121,071	119,557	(4,413)	888	199,682	290,459	727,244	126,826	854,070

Statement of Changes in Equity

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2016	121,071	68,716	(145)	313	196,640	175,679	562,274
Change for the year
1. Net profit	—	—	—	—	—	23,590	23,590
2. Other comprehensive income	—	—	408	—	—	—	408
Total comprehensive income	—	—	408	—	—	23,590	23,998
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	—	—	—
– Distributions to shareholders	—	—	—	—	—	(16,829)	(16,829)
Total transactions with owners, recorded directly in shareholders’ equity	—	—	—	—	—	(16,829)	(16,829)
4. Net decrease in specific reserve for the year	—	—	—	80	—	—	80
5. Others	—	53	—	—	—	—	53
Balance at 31 December 2016	121,071	68,769	263	393	196,640	182,440	569,576

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2017	121,071	68,769	263	393	196,640	182,440	569,576
Change for the year
1. Net profit	—	—	—	—	—	30,415	30,415
2. Other comprehensive income	—	—	(67)	—	—	—	(67)
Total comprehensive income	—	—	(67)	—	—	30,415	30,348
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	3,042	(3,042)	—
– Distributions to shareholders	—	—	—	—	—	(32,689)	(32,689)
Total transactions with owners, recorded directly in shareholders’ equity	—	—	—	—	3,042	(35,731)	(32,689)
4. Net increase in specific reserve for the year	—	—	—	89	—	—	89
5. Others	—	20	—	—	—	(75)	(55)
Balance at 31 December 2017	121,071	68,789	196	482	199,682	177,049	567,269

8.2.2	Statements prepared under International Financial Reporting Standards

Consolidated Income Statement

Unit:RMB million

	Year ended 31 December
	2017	2016

Turnover and other operating revenues
Turnover	2,300,470	1,880,190
Other operating revenues	59,723	50,721
	2,360,193	1,930,911
Operating expenses
Purchased crude oil, products and operating supplies and expenses	(1,770,651)	(1,379,691)
Selling, general and administrative expenses	(64,973)	(64,360)
Depreciation, depletion and amortisation	(115,310)	(108,425)
Exploration expenses, including dry holes	(11,089)	(11,035)
Personnel expenses	(74,854)	(63,887)
Taxes other than income tax	(235,292)	(232,006)
Other operating (expense)/income, net	(16,554)	5,686
Total operating expenses	(2,288,723)	(1,853,718)
Operating profit	71,470	77,193

	Year ended 31 December
	2017	2016

Finance costs
Interest expense	(7,146)	(9,219)
Interest income	5,254	3,218
Loss on embedded derivative component of the convertible bonds	—	—
Foreign currency exchange gain/(losses), net	332	(610)
Net finance costs	(1,560)	(6,611)
Investment income	262	263
Share of profits less losses from associates and joint ventures	16,525	9,306
Profit before taxation	86,697	80,151
Tax expense	(16,279)	(20,707)
Profit for the year	70,418	59,444
Attributable to:
Owners of the Company	51,244	46,672
Non-controlling interests	19,174	12,772
Profit for the year	70,418	59,444
Earnings per share:
Basic	0.423	0.385
Diluted	0.423	0.385

Consolidated Statement of Comprehensive Income

Unit:RMB million

	Year ended 31 December
	2017	2016

Profit for the year	70,418	59,444
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss (after tax and reclassification adjustments):
Cash flow hedges	(1,580)	2,014
Available-for-sale securities	(57)	(24)
Share of other comprehensive income of associates and joint ventures	1,053	45
Foreign currency translation differences	(3,792)	4,298
Total items that may be reclassified subsequently to profit or loss	(4,376)	6,333
Total other comprehensive (loss)/income	(4,376)	6,333
Total comprehensive income for the year	66,042	65,777
Attributable to:
Owners of the Company	47,763	53,724
Non-controlling interests	18,279	12,053
Total comprehensive income for the year	66,042	65,777

Balance Sheet

Unit:RMB million

	At 31 December 2017		At 31 December 2016
	Consolidated	Parent	Consolidated	Parent

Non-current assets
Property, plant and equipment, net	650,774	329,814	690,594	373,020
Construction in progress	118,645	50,046	129,581	49,277
Goodwill	8,634	—	6,353	—
Investment in subsidiaries	—	245,156	—	238,264
Interest in associates	79,726	15,579	66,116	14,691
Interest in joint ventures	51,361	14,822	50,696	15,496
Available-for-sale financial assets	1,676	395	11,408	297
Deferred tax assets	15,131	6,834	7,214	—
Lease prepayments	58,526	6,916	54,241	6,114
Long-term prepayments and other non-current assets	81,982	14,072	70,145	14,731
Total non-current assets	1,066,455	683,634	1,086,348	711,890
Current assets
Cash and cash equivalents	113,218	72,309	124,468	88,120
Time deposits with financial institutions	51,786	20,236	18,029	10,130
Financial assets at fair value through profit or loss	51,196	48,179	—	—
Trade accounts receivable	68,494	37,609	50,289	38,332
Bills receivable	16,207	157	13,197	471
Dividends receivable	—	16,327	—	5,454
Inventories	186,693	44,933	156,511	46,942
Prepaid expenses and other current assets	41,455	79,111	49,767	76,386
Total current assets	529,049	318,861	412,261	265,835

	At 31 December 2017		At 31 December 2016
	Consolidated	Parent	Consolidated	Parent

Current liabilities
Short-term debts	55,338	33,454	56,239	50,574
Loans from Sinopec Group Company and fellow subsidiaries	25,311	3,214	18,580	2,703
Trade accounts payable	200,073	83,449	174,301	75,787
Bills payable	6,462	3,155	5,828	2,761
Accrued expenses and other payables	279,247	194,291	224,544	148,997
Income tax payable	13,015	—	6,051	—
Total current liabilities	579,446	317,563	485,543	280,822
Net current liabilities/(assets)	50,397	(1,298)	73,282	14,987
Total assets less current liabilities	1,016,058	684,932	1,013,066	696,903
Non-current liabilities
Long-term debts	55,804	40,442	72,674	49,676
Loans from Sinopec Group Company and fellow subsidiaries	43,320	43,225	44,772	44,772
Deferred tax liabilities	6,466	—	7,661	505
Provisions	39,958	31,405	39,298	29,767
Other long-term liabilities	17,620	3,613	17,426	3,688
Total non-current liabilities	163,168	118,685	181,831	128,408
	852,890	566,247	831,235	568,495
Equity
Share capital	121,071	121,071	121,071	121,071
Reserves	605,049	445,176	589,923	447,424
Total equity attributable to owners of the Company	726,120	N/A	710,994	N/A
Non-controlling interests	126,770	N/A	120,241	N/A
Total equity	852,890	566,247	831,235	568,495

8.2.3	Differences between consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

(1)	Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows:

	Year ended 31 December
	2017	2016
Items	RMB million	RMB million

Net profit under ASBE	70,294	59,170
Adjustments:
Government grants	110	114
Safety production fund	126	160
Other	(112)	—
Profit for the year under IFRS*	70,418	59,444

(2)	Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

	2017 31 December	2016 31 December
Items	RMB million	RMB million

Shareholders’ equity under ASBE	854,070	832,525
Adjustments:
Government grants	(1,180)	(1,290)
Total equity under IFRS*	852,890	831,235

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS during the year ended 31 December 2016 and 2017 which have been audited by PricewaterhouseCoopers.

8.3	Changes in accounting polices

✓ Applicable    ☐ Not applicable

Ministry of Finance issued “No.42 Accounting Standards for Business Enterprises – non-current assets held for sale, disposition and discontinuing operation”, revised “No.16 Accounting Standards for Business Enterprises-government grants” and Cai Kuai [2017] No. 30 “Announcement of the revision of general enterprise financial statements format.” The Company has adopted the above guidelines to prepare financial statements under ASBE for the year ended 31 December 2017, and adjusted the comparative financial statements for the year ended 31 December 2016 and 2015 retrospectively. The impact to the Company’s financial statements is presented as below:

Content and Reasons for Changes of Accounting Policy	Items affected	Amount affected in 2016 (RMB in millions)	Amount affected in 2015 (RMB in millions)

Gains and losses on disposal of fixed assets and intangible assets of the Company in 2017 are under the item of asset disposal. The 2016 and 2015 comparative financial statements have been adjusted.	Loss of asset disposal	1,487	693

	Non-operating income	Less 258	Less 264

	Non-operating expenses	Less 1,745	Less 957

8.4	The Group has no material accounting errors during the reporting period.

8.5	Changes in the scope of consolidation as compared with those for last annual report

✓ Applicable    ☐ Not applicable

On 27 April 2017, Sinopec Corp., Sinopec Corp.’s subsidiary Gaoqiao Petrochemical Co., Ltd and BP Chemicals East China Investment Limited made an agreement on stock acquisition that Gaoqiao Petrochemical Co., Ltd would purchase 50% equity interest in Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) from BP Chemicals East China Investment Limited. On 26 October 2017, the transaction was finished with a cash consideration of RMB 10,135 million. Before the transaction, Sinopec Corp. and one of its subsidiaries held 30% and 20% equity interest in Shanghai SECCO, respectively. After the transaction, Sinopec Corp. together with its subsidiaries, hold 100% equity interest of Shanghai SECCO, which became a subsidiary of Sinopec Corp.

8.6	Notes on the financial statements prepared under IFRS

8.6.1	Turnover

Turnover primarily represents revenue from the sales of crude oil, natural gas, refined petroleum products and chemical products.

8.6.2	Tax expense

Tax expense in the consolidated income statement represents:

	Year ended 31 December
	2017	2016
Items	RMB million	RMB million

Current tax
Provision for the year	26,668	21,313
Adjustment of prior years	(72)	228
Deferred taxation	(10,317)	(834)
	16,279	20,707

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	Year ended 31 December
	2017	2016
	RMB million	RMB million

Profit before taxation	86,697	80,151
Expected PRC income tax expense at a statutory tax rate of 25%	21,674	20,038
Tax effect of non-deductible expenses	1,905	1,529
Tax effect of non-taxable income	(5,939)	(2,786)
Tax effect of preferential tax rate (i)	(793)	83
Effect of income taxes at foreign operations (ii)	(1,394)	299
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(613)	(453)
Tax effect of tax losses not recognised	1,485	958
Write-down of deferred tax assets	26	811
Adjustment of prior years	(72)	228
Actual income tax expense	16,279	20,707

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) calculated the assessable income in accordance with the relevant income tax rules and regulations of Angola, and taxed at 50% of the assessable income as determined.

8.6.3	Basic and Diluted Earnings per Share

The calculation of basic earnings per share for the year ended 31 December 2017 is based on the profit attributable to ordinary shareholders of the Company of RMB 51,244 million (2016: RMB 46,672 million) and the weighted average number of shares of 121,071,209,646 (2016: 121,071,209,646) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2017 is based on the profit attributable to ordinary shareholders of the Company (diluted) of RMB 51,242 million (2016: RMB 46,669 million) and the weighted average number of shares of 121,071,209,646 (2016: 121,071,209,646) calculated as follows:

(i)	Profit attributable to ordinary shareholders of the Company (diluted)

	Year ended 31 December
	2017	2016
	RMB million	RMB million

Profit attributable to ordinary shareholders of the Company	51,244	46,672
After tax effect of emplyee share option scheme of Shanghai Petrochemical	(2)	(3)
Profit attributable to ordinary shareholders of the Company (diluted)	51,242	46,669

(ii)	Weighted average number of shares (diluted)

	Year ended 31 December
	2017	2016
	Number of shares	Number of shares

Weighted average number of shares at 31 December	121,071,209,646	121,071,209,646
Weighted average number of shares (diluted) at 31 December	121,071,209,646	121,071,209,646

8.6.4	Dividends

Dividends payable to owners of the Company attributable to the year represent:

	Year ended 31December
	2017	2016
	RMB million	RMB million

Dividends declared and paid during the year of RMB 0.10 per share (2016: RMB 0.079 per share)	12,107	9,565
Dividends declared after the balance sheet date of RMB 0.40 per share (2016: RMB 0.17 per share)	48,428	20,582
	60,535	30,147

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 25 August 2017, the directors authorised to declare the interim dividends for the year ending 31 December 2017 of RMB 0.10 (2016: RMB 0.079) per share totaling RMB 12,107 million (2016: RMB 9,565 million). Dividends were paid on 20 September 2017.

Pursuant to a resolution passed at the director’s meeting on 23 March 2018, final dividends in respect of the year ended 31 December 2017 of RMB 0.40 (2016: RMB 0.17) per share totaling RMB 48,428 million (2016: RMB 20,582 million) were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to owners of the Company attributable to the previous financial year, approved during the year represent:

	Year ended 31December
	2017	2016
	RMB million	RMB million

Final cash dividends in respect of the previous financial year, approved and paid during the year of RMB 0.17 per share (2016: RMB 0.06 per share)	20,582	7,264

Pursuant to the shareholders’ approval at the Annual General Meeting on 28 June 2017, a final dividend of RMB 0.17 per share totaling RMB 20,582 million according to total shares of 18 July 2017 was approved. All dividends have been paid in the year ended 31 December 2017.

Pursuant to the shareholders’ approval at the Annual General Meeting on 18 May 2016, a final dividend of RMB 0.06 per share totaling RMB 7,264 million according to total shares of 23 June 2016 was approved. All dividends have been paid in the year ended 31 December 2016.

8.6.5	Trade Accounts Receivable and Bills Receivable

	2017	2016
	31 December	31 December
	RMB million	RMB million

Amounts due from third parties	56,203	39,994
Amounts due from Sinopec Group Company and fellow subsidiaries	7,941	6,398
Amounts due from associates and joint ventures	4,962	4,580
	69,106	50,972
Less: Impairment losses for bad and doubtful debts	(612)	(683)
Trade accounts receivable, net	68,494	50,289
Bills receivable	16,207	13,197
	84,701	63,486

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	2017	2016
	31 December	31 December
	RMB million	RMB million

Within one year	83,984	63,051
Between one and two years	573	233
Between two and three years	43	177
Over three years	101	25
	84,701	63,486

Impairment losses for bad and doubtful debts are analysed as follows:

	2017	2016
	RMB million	RMB million

Balance at 1 January	683	525
Provision for the year	49	238
Written back for the year	(100)	(8)
Written off for the year	(21)	(72)
Others	1	—
Balance at 31 December	612	683

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

8.6.6	Trade Accounts and Bills Payables

	2017	2016
	31 December	31 December
	RMB million	RMB million

Amounts due to third parties	177,224	154,882
Amounts due to Sinopec Group Company and fellow subsidiaries	13,350	13,168
Amounts due to associates and joint ventures	9,499	6,251
	200,073	174,301
Bills payable	6,462	5,828
Trade accounts and bills payables measured at amortised cost	206,535	180,129

The ageing analysis of trade accounts and bills payables are as follows:

	2017	2016
	31 December	31 December
	RMB million	RMB million

Within 1 month or on demand	195,189	159,953
Between 1 month and 6 months	8,076	12,693
Over 6 months	3,270	7,483
	206,535	180,129

8.6.7	Segment Reporting

Information of the Group’s reportable segments is as follows:

	2017	2016
	RMB million	RMB million

Turnover
Exploration and production
External sales	69,168	47,443
Inter-segment sales	77,804	58,954
	146,972	106,397
Refining
External sales	132,478	102,983
Inter-segment sales	874,271	747,317
	1,006,749	850,300
Marketing and distribution
External sales	1,191,902	1,027,373
Inter-segment sales	3,962	3,480
	1,195,864	1,030,853
Chemicals
External sales	373,814	284,289
Inter-segment sales	49,615	38,614
	423,429	322,903
Corporate and others
External sales	533,108	418,102
Inter-segment sales	440,303	320,367
	973,411	738,469
Elimination of inter-segment sales	(1,445,955)	(1,168,732)

	2017	2016
	RMB million	RMB million

Turnover	2,300,470	1,880,190
Other operating revenues
Exploration and production	10,533	9,542
Refining	5,104	5,486
Marketing and distribution	28,333	22,004
Chemicals	14,314	12,211
Corporate and others	1,439	1,478
Other operating revenues	59,723	50,721
Turnover and other operating revenues	2,360,193	1,930,911
Result
Operating (loss)/profit
By segment
Exploration and production	(45,944)	(36,641)
Refining	65,007	56,265
Marketing and distribution	31,569	32,153
Chemicals	26,977	20,623
Corporate and others	(4,484)	3,212
Elimination	(1,655)	1,581
Total segment operating profit	71,470	77,193
Share of profits/(losses) from associates and joint ventures
Exploration and production	1,449	(1,203)
Refining	989	1,075
Marketing and distribution	2,945	2,362
Chemicals	9,621	5,696
Corporate and others	1,521	1,376
Aggregate share of profits from associates and joint ventures	16,525	9,306

	2017	2016
	RMB million	RMB million

Investment income/(losses)
Exploration and production	40	24
Refining	28	(4)
Marketing and distribution	90	90
Chemicals	86	119
Corporate and others	18	34
Aggregate investment income	262	263
Net finance costs	(1,560)	(6,611)
Profit before taxation	86,697	80,151

	At 31 December	At 31 December
	2017	2016
	RMB million	RMB million

Assets
Segment assets
Exploration and production	343,404	402,476
Refining	273,123	260,903
Marketing and distribution	309,727	292,328
Chemicals	158,472	144,371
Corporate and others	170,045	95,263
Total segment assets	1,254,771	1,195,341
Interest in associates and joint ventures	131,087	116,812
Available-for-sale financial assets	1,676	11,408
Deferred tax assets	15,131	7,214
Cash and cash equivalents and time deposits with financial institutions	165,004	142,497
Other unallocated assets	27,835	25,337
Total assets	1,595,504	1,498,609
Liabilities
Segment liabilities
Exploration and production	99,568	95,944
Refining	101,429	82,170
Marketing and distribution	164,101	133,303
Chemicals	35,293	32,072
Corporate and others	117,781	97,080
Total segment liabilities	518,172	440,569
Short-term debts	55,338	56,239
Income tax payable	13,015	6,051
Long-term debts	55,804	72,674
Loans from Sinopec Group Company and fellow subsidiaries	68,631	63,352
Deferred tax liabilities	6,466	7,661
Other unallocated liabilities	25,188	20,828
Total liabilities	742,614	667,374

	Year ended 31 December
	2017	2016
	RMB million	RMB million

Capital expenditure
Exploration and production	31,344	32,187
Refining	21,075	14,347
Marketing and distribution	21,539	18,493
Chemicals	23,028	8,849
Corporate and others	2,398	2,580
	99,384	76,456
Depreciation, depletion and amortisation
Exploration and production	66,843	61,929
Refining	18,408	17,209
Marketing and distribution	15,463	14,540
Chemicals	12,873	12,654
Corporate and others	1,723	2,093
	115,310	108,425
Impairment losses on long-lived assets
Exploration and production	13,556	11,605
Refining	1,894	1,655
Marketing and Distribution	675	267
Chemicals	4,922	2,898
Corporate and others	211	—
	21,258	16,425

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	Year ended 31 December
	2017	2016
	RMB million	RMB million

External sales
Mainland China	1,758,365	1,488,117
Singapore	269,349	152,068
Others	332,479	290,726
	2,360,193	1,930,911

	2017	2016
	31 December	31 December
	RMB million	RMB million

Non-current assets
Mainland China	979,329	1,000,209
Others	48,572	45,887
	1,027,901	1,046,096

9.	Repurchase, Sales and Redemption of Shares
During this reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries.

10.	Model Code for Securities Transactions by Directors
Each of the directors of Sinopec Corp. confirmed that he has complied with the Model Code for Securities and Transactions by Directors of Listed Companies as set out in Appendix 10 of the Hong Kong Listing Rules during the year ended 31 December 2017. In addition, Sinopec Corp. formulated the “Rules Governing Shares Held by Company Directors, Supervisors and Senior Managers and Changes in Shares” and the “Model Code of Securities Transactions by Company Employees” to regulate the purchase and sale of Sinopec Corp.’s securities by Sinopec personnel.

11.	Compliance with Corporate Governance Code
Sinopec Corp. did not establish a nomination committee of the Board according to section A.5 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”) as set out in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. is of the view that the nomination of director candidates by all members of the board of directors would be better suited the actual situation of the Company. The board of directors of Sinopec Corp. performed the duties of the nomination committee prescribed in the Corporate Governance Code.

Save as disclosed above, Sinopec Corp. complied with all code provisions set out in the Corporate Governance Code during the reporting period.

12.	Review of Annual Results
The annual results for the year ended 31 December 2017 have been reviewed with no disagreement by the audit committee of Sinopec Corp.

This announcement is published in both English and Chinese languages. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC, 23 March 2018

As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng*, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: March 26, 2018